Exhibit 2.1

MEMBERSHIP INTEREST PURCHASE AGREEMENT

BY AND AMONG

ORTHOPEDIATRICS CORP.,

as purchaser,

AND

KEVIN UNGER

AND

DINZE LLC,

AS SELLERS,

DATED AS OF MAY 1, 2023

LIST OF EXHIBITS AND SCHEDULES

Exhibits to Membership Interest Purchase Agreement

Exhibit A – Stock Power

Exhibit B – Membership Interest Assignment Agreement

Exhibit C – Sellers’ Release

Exhibit D – Form of Resignation

Exhibit E – Unger Employment Agreement

Schedules to Membership Interest Purchase Agreement

Purchaser’s Schedules

Schedule 1.6(a)(vi)	Resigning Managers/Officers
Schedule 4.3(b)	Purchaser Required Consents
Schedule 6.7	Purchase Price Allocation Methodology

Seller’s Schedules

Schedule 2.1	Membership Interest
Schedule 2.4(d)	Outstanding Options/Payments based on profitability
Schedule 2.7(b)	Accrued Liabilities
Schedule 2.9(a)	Compliance with Laws; Permits
Schedule 2.10(a)	Litigation
Schedule 2.12	Tax Exceptions
Schedule(s) 2.14	Intellectual Property
Schedule 2.15(a)	Material Contracts
Schedule 2.16(a)	Insurance
Schedule 2.17	Environmental Issues
Schedule 2.18	Title Exceptions
Schedule 2.19	Related Party Transactions
Schedule 2.21	Inventory
Schedule 2.23(a)	Largest Customers
Schedule 2.23(b)	Largest Suppliers
Schedule 2.25	Books and Records
Schedule 2.26	Bank Accounts
Schedule(s) 2.27	FDA Compliance
Schedule(s) 2.28	Healthcare Regulatory Compliance
Schedule 2.30	Privacy and Cybersecurity

i

MEMBERSHIP INTEREST PURCHASE AGREEMENT

This MEMBERSHIP INTEREST PURCHASE AGREEMENT (this “Agreement”) is made and entered into as of May 1, 2023, by and among (i) ORTHOPEDIATRICS CORP., a Delaware corporation (the “Purchaser”), (ii) KEVIN UNGER, an Ohio resident (“Unger”), (iii) DINZE LLC, an Ohio limited liability company (“DINZE”), and (iv) Shani Bhavsar, the sole member of DINZE (the “DINZE Member”). Unger and DINZE are each referred to herein as a “Seller” and collectively as the “Sellers.”

WHEREAS, the Sellers collectively own all of the issued and outstanding membership interest of MEDTECH CONCEPTS LLC, a Delaware limited liability company (the “Company”); and

WHEREAS, the Sellers desire to sell to the Purchaser all of the issued and outstanding membership interest of the Company (the “Membership Interest”) and the Purchaser desires to purchase the Membership Interest from the Sellers for an approximate purchase price of Fifteen Million and 00/100 Dollars ($15,000,000);

NOW, THEREFORE, in consideration of the mutual agreements and covenants hereinafter set forth, and for good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the parties hereto hereby agree as follows:

ARTICLE I
PURCHASE AND SALE; closing

Section 1.1         Purchase and Sale of Membership Interest. Subject to the terms and conditions set forth in this Agreement, at the Closing, the Sellers shall sell, transfer, and assign to the Purchaser and the Purchaser shall purchase and assume from the Sellers all of the Membership Interest free and clear of all Encumbrances. The portion of the Membership Interest to be transferred by each Seller to the Purchaser shall be set forth opposite such Seller’s name on Schedule 2.1 provided by the Sellers in connection herewith (the “Pro Rata Portion”). Capitalized terms not otherwise defined herein shall have the respective meaning assigned to such term as set forth in Section 9.1 hereof.

Section 1.2         Purchase Price.

(a)            Price. The aggregate purchase price (the “Purchase Price”) for the Membership Interest, which has been determined based on a “debt free/cash free” basis, shall be the sum of the following and paid as described therein:

(i)         an aggregate Three Million and 00/100 Dollars ($3,000,000.00) payable in cash on the Closing Date (the “Closing Cash Amount”);

(ii)        an aggregate of 43,751 shares of unregistered OrthoPediatrics Stock (which amount was determined by dividing Two Million and 00/100 Dollars by $45.7135, the volume-weighted average price over the thirty (30) trading days ended on April 27, 2023, as reported by Bloomberg, L.P.) on the Closing Date (the “Closing Stock”, together with the Closing Cash Amount, collectively, the “Closing Purchase Price”);

(iii)       an aggregate Two Million Five Hundred Thousand and 00/100 Dollars ($2,500,000.00) payable 50% in cash and 50% in shares of unregistered OrthoPediatrics Stock upon the first anniversary of the Closing Date (the “First Anniversary Date”), with the Pro Rata Portion being paid to each Seller on such date, provided that, in the case of Unger, he has maintained Continuous Service through such Anniversary Date;

(iv)       an aggregate Two Million Five Hundred Thousand and 00/100 Dollars ($2,500,000.00) payable 50% in cash and 50% in shares of unregistered OrthoPediatrics Stock upon the second anniversary of the Closing Date (the “Second Anniversary Date”), with the Pro Rata Portion being paid to each Seller on such date, provided that, in the case of Unger, he has maintained Continuous Service through such Anniversary Date;

(v)        an aggregate Two Million Five Hundred Thousand and 00/100 Dollars ($2,500,000.00) payable 50% in cash and 50% in shares of unregistered OrthoPediatrics Stock upon the third anniversary of the Closing Date (the “Third Anniversary Date”), with the Pro Rata Portion being paid to each Seller on such date, provided that, in the case of Unger, he has maintained Continuous Service through such Anniversary Date; and

(vi)       an aggregate Two Million Five Hundred Thousand and 00/100 Dollars ($2,500,000.00) payable 50% in cash and 50% in shares of unregistered OrthoPediatrics Stock upon the fourth anniversary of the Closing Date (the “Fourth Anniversary Date”), with the Pro Rata Portion being paid to each Seller on such date, provided that, in the case of Unger, he has maintained Continuous Service through such Anniversary Date.

(b)            Ownership of Closing Stock. The Sellers shall become the record owners of the Closing Stock on the Closing Date, subject to the restrictions set forth in Section 8.2 and, in the case of Unger, the vesting requirement set forth in Section 1.3 and the related restrictions set forth in Section 8.1, and the Purchaser will cause each Seller’s Pro Rata Portion of Closing Stock to be entered in such Seller’s name in the books and records of the Purchaser’s duly authorized transfer agent, as of the Closing Date.

(c)            Determination of Shares. The number of shares of common stock of the Purchaser issued pursuant to each of clauses (iii), (iv), (v), and (vi) of Section 1.2(a) (collectively, the “Installment Stock”) shall be calculated as follows: (1) $1,250,000.00 (which is 50% of the portion of the Purchase Price set forth under each such clause and payable in shares of OrthoPediatrics Stock), divided by (2) the volume-weighted average price over the thirty (30) trading days ending on the second Business Day prior to the applicable Anniversary Date, as reported by Bloomberg, L.P. In the event the shares of OrthoPediatrics Stock (or the common stock of any successor entity subject to the applicable undertakings hereunder following a Change of Control) are no longer listed on Nasdaq or another national securities exchange, the payments to be paid through issuance of shares of common stock shall be payable only in cash. The Purchaser will cause the Pro Rata Portion of Installment Stock to be entered in each Seller’s name in the books and records of the Purchaser’s duly authorized transfer agent, as of each applicable Anniversary Date, subject to the restrictions set forth in Section 8.2.

(d)            Change of Control of Purchaser. Notwithstanding the foregoing, in the event of a Change of Control of Purchaser prior to the Fourth Anniversary Date, Purchaser shall, immediately prior to the closing of such Change of Control, issue to the Sellers 100% of the Installment Stock not yet issued to Sellers as of such date. The number of shares of unregistered OrthoPediatrics Stock to be issued pursuant to this Section 1.2(d), if any, shall be calculated as follows: (i) 50% of the Purchase Price not yet paid to Sellers divided by (ii) the volume-weighted average price over the thirty (30) trading days ending on the second Business Day prior to the date on which the Purchaser executed a definitive agreement with respect to the Change of Control.

Section 1.3         Restricted Period and Vesting for Unger Closing Stock. The right of Unger to retain ownership of the Closing Stock held in his name (the “Unger Closing Stock”) shall be subject to Unger’s Continuous Service for a six-month period commencing on the Closing Date (such period, the “Restricted Period”). For purposes of facilitating the foregoing, Unger agrees to deliver a stock power in the form attached to this Agreement as Exhibit A (“Stock Power”), executed by Unger, to the Secretary of the Purchaser, or the Secretary’s designee, to hold such Stock Power in escrow and to take all such actions necessary to effectuate the following transfers and/or releases:

(a)            In the event that Unger fails to maintain Continuous Service over the Restricted Period, the Purchaser is hereby authorized to direct the escrow holder to present the Stock Power to the Purchaser’s transfer agent in order to effect the transfer of the Unger Closing Stock to the Purchaser; provided, however, that the foregoing shall not apply to the extent that the termination of Continuous Service is the result of Unger’s death or Disability.

(b)            In the event of any attempt to assign, alienate, pledge, attach, sell or otherwise transfer or encumber the Unger Closing Stock in violation of Section 8.1, the Purchaser is hereby authorized to direct the escrow holder to present the Stock Power to the Purchaser’s transfer agent in order to effect the transfer of the Unger Closing Stock to the Purchaser.

(c)            Upon Unger having maintained Continuous Service over the Restricted Period or upon his death or Disability, the Purchaser agrees, and covenants to direct the escrow holder, to promptly return the Stock Power to Unger or his heirs or representatives, as the case may be.

Unger hereby acknowledges that the Secretary of the Purchaser, or the Secretary’s designee, is so appointed as the escrow holder with the foregoing authorities as a material inducement to the Purchaser making this Agreement and that said appointment is coupled with an interest and is accordingly irrevocable. Unger agrees that said escrow holder shall not be liable to any party hereof (or to any other party). The escrow holder may rely upon any letter, notice or other document executed by any signature purported to be genuine and may resign at any time. The Purchaser agrees that if the Secretary of the Purchaser, or the Secretary’s designee, resigns as escrow holder for any or no reason, the Board of Directors of the Purchaser shall have the power to appoint a successor to serve as escrow holder pursuant to the terms of this Agreement.

Section 1.4         No Right to Continued Service. This Agreement shall not confer upon the Sellers or the DINZE Member any right to be retained in any position, as an employee or as a service provider. Further, nothing in this Agreement shall be construed to limit the discretion of the Purchaser or the Company to terminate Unger’s Continuous Service at any time, with or without cause.

Section 1.5         Closing. The closing (the “Closing”) of the transaction contemplated hereby shall take place contemporaneously with the execution of this Agreement expected to be on or before May 1, 2023, or on such other date (the “Closing Date”) mutually agreeable by the parties, at such location as the parties mutually agree. The Closing shall be deemed effective as of 11:59 p.m. as of the Closing Date. The Closing may occur by electronic exchange of documents. All actions taken at the Closing shall be deemed to be performed simultaneously, and the Closing shall not have deemed to have occurred until all required actions of the parties pursuant to this Agreement have been performed.

Section 1.6         Closing Deliverables.

(a)            At the Closing, the Sellers shall deliver or cause to be delivered to the Purchaser:

(i)         with respect to the Membership Interest, a Membership Interest Assignment Agreement in substantially the form attached hereto as Exhibit B duly executed by the Sellers;

(ii)        a counterpart to each Related Document to which any of the Sellers or the Company is a party, duly executed and delivered by a duly authorized Representative of such Person;

(iii)       a reasonably current certificate of existence or good standing for the Company issued by its jurisdiction of organization and in each jurisdiction in which the Company is qualified to do business;

(iv)       a copy of the articles of organization, certified by the secretary of state, and a copy of the operating agreement (the “Medtech Operating Agreement”), certified by a Manager of the Company, each in form and substance reasonably satisfactory to the Purchaser;

(v)        a general release of Sellers in the form of Exhibit C, dated as of the Closing Date (the “Sellers’ Release”);

(vi)       a written resignation (effective as to the Closing), in substantially the form attached as Exhibit D, from any individuals identified on Schedule 1.6(a)(vi);

(vii)      any minute books, accountability records, equity ledger or other organizational document of the Company;

(viii)     an employment agreement in substantially the form attached hereto as Exhibit E (the “Unger Employment Agreement”), duly executed by Unger;

(ix)       a non-competition and non-solicitation agreement executed by the DINZE Member in the form acceptable to the Purchaser (the “Non-Competition Agreement”); and

(x)        such other agreements and documents required to be delivered by the Sellers at or prior to the Closing pursuant to this Agreement or as the Sellers and the Purchaser may mutually agree.

(b)            At the Closing, the Purchaser shall deliver or cause to be delivered:

(i)         to the Sellers, the Closing Cash Amount to the bank account or accounts designated by the Sellers;

(ii)        book-entry of the Closing Stock in the name of each Seller;

(iii)       to the Sellers, a counterpart to each Related Document to which the Purchaser is a party, duly executed and delivered by a duly authorized Representative of the Purchaser;

(iv)       to the Sellers, a reasonably current certificate of existence or good standing (in such jurisdictions where such status is recognized) for the Purchaser issued by its jurisdiction of incorporation;

(v)        to the Sellers, a copy of the certificate of incorporation of the Purchaser, certified by the secretary of state, and a copy of the bylaws of the Purchaser, certified by an officer of the Purchaser;

(vi)       the Unger Employment Agreement, duly executed by an authorized officer of the Purchaser; and

(vii)      such other agreements and documents required to be delivered by the Purchaser at or prior to the Closing pursuant to this Agreement or as Sellers and the Purchaser may mutually agree.

Section 1.7         Withholding Tax. Purchaser shall be entitled to deduct and withhold from the Purchase Price all Taxes that Purchaser may be required to deduct and withhold under any provision of Tax Law. All such withheld amounts shall be treated as delivered to Sellers hereunder.

ARTICLE II
REPRESENTATIONS AND WARRANTIES
OF THE SELLERS AND THE DINZE Member

Except as set forth in the Disclosure Schedules attached hereto (the “Disclosure Schedules”), each of the Sellers and the DINZE Member hereby jointly and severally represent and warrant to the Purchaser as of the date of this Agreement that each statement contained in this Article II is true and correct:

Section 2.1         Ownership; Good Title; Encumbrances. Each Seller is the record and beneficial owner of, and has good and valid title to, the Membership Interest set forth next to such Seller’s name on Schedule 2.1 attached hereto, free and clear of all Encumbrances, and other than as provided in the Medtech Operating Agreement, there are no restrictions on the Seller’s right to transfer the Membership Interest to the Purchaser pursuant to this Agreement. Other than as provided in the Medtech Operating Agreement, Seller is not a party to (a) any option, warrant, purchase right or other commitment (other than this Agreement) that could require such Seller or, after the Closing, the Purchaser, to sell, transfer or otherwise dispose of any of the Membership Interest, or (b) any voting trust, proxy or other agreement or understanding with respect to the voting of any of the Membership Interest. Assuming the Purchaser has the requisite power and authority to be the lawful respective owner of the Membership Interest, upon delivery to the Purchaser at the Closing of the Membership Interest Assignment Agreement duly executed by the Sellers, and the Purchaser’s payment of the Closing Purchase Price, good and valid title to the Membership Interest of such Seller shall pass to the Purchaser, free and clear of any Encumbrances other than those arising from acts of the Purchaser.

Section 2.2         Organization; Standing; Qualification and Power. The Company is duly organized, validly existing and in good standing (in such jurisdictions where such status is recognized) under the Laws of the jurisdiction of its organization. The Company has all entity power and authority necessary to lease or operate the properties and assets owned, leased or operated by it and to carry on its business as currently conducted. The Company is qualified or licensed to do business only in the State of Delaware. True and complete copies of the articles of organization and the Medtech Operating Agreement, as in effect as of the date hereof, have been made available to the Purchaser. The Company is manager-managed. Unger is the Chief Executive Manager of the Company. There are no other managers or any officers.

Section 2.3         Authority; Execution and Delivery; Enforceability. Each of the Sellers has all requisite power and authority to execute and deliver this Agreement and each of the Related Documents and to consummate the transactions contemplated hereby and thereby. The execution and delivery by each of the Sellers of this Agreement has been, and in the case of the Related Documents to which such Seller will be a party will be when delivered, and the consummation of the transactions contemplated hereby has been, and the consummation of the transactions contemplated by the Related Documents to which such Seller will be a party will be when delivered, duly authorized by all requisite action on the part of such Seller. This Agreement has been, and upon its execution and delivery each of the Related Documents to which such Seller will be a party will be, duly and validly executed and delivered by such Seller. This Agreement constitutes, and upon its execution and delivery each of the Related Documents to which such Seller will be a party will constitute, assuming that this Agreement and each of the Related Documents to which the Purchaser will be a party have been duly authorized, executed and delivered by the Purchaser, a valid and binding obligation of such Seller, enforceable against such Seller in accordance with its terms, in each case subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally and subject to general principles of equity (regardless of whether enforceability is considered in a proceeding at law or equity).

Section 2.4         Capitalization.

(a)            All of the Membership Interest is validly issued, fully paid and non-assessable. There are no outstanding (i) securities convertible into or exchangeable for shares or membership or other ownership interests of the Company, (ii) options, warrants, calls or other rights to purchase or subscribe for shares or membership or other ownership interests of the Company or (iii) Contracts of any kind to which the Company is subject or bound requiring the issuance after the date hereof of (A) any shares or membership or other ownership interests of the Company, (B) any convertible or exchangeable security of the type referred to in clause (i) or (C) any options, warrants, calls or other rights of the type referred to in clause (ii).

(b)            Each Seller owns the percentage of the Membership Interest in the Company set forth next to such Seller’s name on Schedule 2.1 attached hereto. There is no other outstanding equity of the Company. As of the date hereof, all membership interests and other equity interests of each member of the Company are duly authorized, validly issued, fully paid, non-assessable and free of preemptive rights (other than as provided in the Medtech Operating Agreement) and free and clear of any Encumbrances. The Company does not own, directly or indirectly, any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any Person, and the Company is not subject to any obligation or requirement to provide for or make any investment in any Person. The Company is not the subject of any bankruptcy, dissolution, liquidation, reorganization or similar Proceeding. Other than as provided in the Medtech Operating Agreement, there are no obligations, contingent or otherwise, of the Company to repurchase, redeem or otherwise acquire any membership interests or other equity interests of the Company. The Company is not subject to any obligation or requirement to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any subsidiary or any other Person.

(c)            Other than the Medtech Operating Agreement, there are no voting trusts, proxies or other agreements or understandings to which the Company is bound with respect to voting of any membership interests or other equity interests of the Company.

(d)            Except as set forth on Schedule 2.4(d), there are no stock appreciation rights, phantom stock, profit participation, stock-based performance units, or other rights, Contracts or obligations of any character (contingent or otherwise) pursuant to which any Person is or may be entitled to receive any payment or other value based on the revenues, earnings or financial performance, membership interest price performance or other attribute of the Company or its business or assets or calculated in accordance therewith. Except as set forth on Schedule 2.4(d), the Company has never adopted, and no member, manager, or officer or director of the Company has ever taken any action with respect to, any stock option plan, equity incentive plan, phantom plan or other Benefit Plan entitling any current or former employees or Contractors or other personnel to receive any payment or other value based on the revenues, earnings or financial performance, membership interest price performance or other attribute of the Company or its business or assets or calculated in accordance therewith.

Section 2.5         No Conflict; Consents.

(a)            The execution, delivery and performance of this Agreement by each of the Sellers, and the consummation by such Seller of the transactions contemplated hereby, will not, (i) violate any provision of the organizational documents the Company, (ii) result in a violation or breach of, or constitute (with or without the giving of notice, the lapse of time or both) a default (or give rise to any right of termination or cancellation of obligations or acceleration of any obligation or to loss of a benefit) under, any Material Contract to which the Company is a party or by which the Company or any of its respective properties or assets are bound or (iii) assuming that all filings, registrations and notifications have been made as contemplated by Section 4.3(b) (collectively, the “Required Actions”), violate any Law applicable to the Company or by which any of its respective properties or assets are bound, other than, in the case of clauses (ii) and (iii) above, any such violations, breaches, defaults, or rights of termination or cancellation of obligations which would not, individually or in the aggregate, result in a Material Adverse Effect.

(b)            The execution, delivery and performance of this Agreement by each of the Sellers, and the consummation by such Seller of the transactions contemplated hereby, will not require any consent, waiver, approval, or authorization, or filing or registration with or notification (“Authorization”) to, any Governmental Authority or other Person except for: (i) any facts or circumstances related to the Purchaser; and (ii) such consents, waivers, approvals, authorizations, Permits, filings, registrations or notifications from Persons other than any Governmental Authority which, if not made or obtained, would not reasonably be expected to result in a Material Adverse Effect.

Section 2.6         Financial Statements.

(a)            True and complete copies of the following have been provided to the Purchaser: (i) the unaudited balance sheets of the Company as of December 31, 2022, and December 31, 2021 and related unaudited statements of income, together with all related notes and schedules thereto (the “Financial Statements”).

(b)            Except as set forth in the Financial Statements (including the notes thereto), the Financial Statements (i) have been prepared by certified public accountants using the cash method of accounting consistently applied during the periods involved and (ii) fairly present, in all material respects, the financial position and the results of operations and cash flows of the Company as of the dates and for the periods indicated therein.

Section 2.7         No Undisclosed Liabilities.

(a)            There are no Liabilities, whether accrued or fixed, absolute or contingent, matured or unmatured or determined or determinable, of the Company other than as set forth on Schedule 2.7(b).

(b)            Schedule 2.7(b) sets forth a correct and complete list of the individual components (indicating the amount and the Person to whom such Accrued Liabilities are owed) of all Accrued Liabilities with respect to the Company as of the date hereof.

Section 2.8         Absence of Certain Changes. Except as contemplated by this Agreement or any of the Related Documents, since the date of the Financial Statements until the date of this Agreement:

(a)            to the Knowledge of the Sellers, there has been no Material Adverse Effect and no event has occurred or circumstance has arisen that, in combination with any other events or circumstances, could reasonably be expected to have or result in a Material Adverse Effect;

(b)            the Company has conducted its businesses in the ordinary course of business;

(c)            the Company has not cancelled any material debts or claims or waived any rights of material value;

(d)            to the Knowledge of the Sellers, the Company has not suffered any theft, damage, destruction or loss of or to any property or properties owned or used by it, whether or not covered by insurance, which would, individually or in the aggregate, materially impair the ability of the Company to operate in the ordinary course of business;

(e)            the Company has not hired any employees or entered into any contracts for employment;

(f)            the Company has not sold, licensed, assigned, transferred, mortgaged, pledged or subjected to any Encumbrance any of its assets or properties (tangible or intangible), except for Permitted Encumbrances or sales or licenses in the ordinary course of business consistent with past practice;

(g)            the Company has not made any change in accounting principles or methods, or in the manner of keeping books, accounts and records of the Company which is, or may be, inconsistent with the principles or methodology by which the Financial Statements have been prepared;

(h)            the Company has not made or changed any Tax election, adopted or changed any annual accounting period or any accounting method with respect to Taxes, filed any amended Tax Return, entered into any closing agreement, settlement or compromise of any proceeding with respect to any Tax claim or assessment, surrendered any right to claim a refund of Taxes, consented to any extension or waiver of the limitation period applicable to any Tax claim or assessment or taken any other similar action relating to the filing of any Tax Return or the payment of any Tax;

(i)             the Company has not made or granted any increase in benefits payable under any Benefit Plan, amended or terminated any Benefit Plan or adopted any new Benefit Plan;

(j)             there has been no amendment or modification, waiver or express termination of any Material Contract, other than any expiration of a Material Contract in accordance with its terms or any amendment, modification or waiver that has been delivered to Purchaser prior to the date hereof;

(k)            there has been no settlement, or offer or proposal to settle, any Proceeding involving or against the Company or any of their respective officers, managers, managing members, members, assets or properties, or that relates to the transactions contemplated hereby; and

(l)             the Company has not agreed to do any of the foregoing.

Section 2.9         Compliance with Law; Permits.

(a)            The Company is, and has been at all times since the date of its formation, in compliance with all Laws applicable to the Company, except (i) as set forth on Schedule 2.9(a) or (ii) for such instances of non-compliance which would not, individually or in the aggregate, result in a Material Adverse Effect Except where the failure to do so would individually or in the aggregate not have a Material Adverse Effect, the Company has not received any written notice of any non-compliance or investigation relating to any violation or threat to be charged with any non-compliance of any Law except for such instances of non-compliance which would not, individually or in the aggregate, be reasonably expected to result in a fine, penalty or expense or affect the ability of the Company to conduct its business as currently conducted.

(b)            The Company holds no Permits.

Section 2.10       Litigation.

(a)            Except as set forth on Schedule 2.10(a), there is no Proceeding pending against or directly relating to or, to the Knowledge of the Sellers, directly affecting the Company or any of its Business or assets. To the Knowledge of the Sellers, there is no Proceeding threatened against or directly relating to or affecting the Company or any of its Business or assets that (i) involves a claim in excess of Twenty Five Thousand and 00/100 Dollars ($25,000.00) or (ii) involves a claim for an unspecified amount which would have a Material Adverse Effect.

(b)            There has been no Proceeding against or directly relating to or, or to the Knowledge of the Sellers, affecting the Company or any of its Business or assets that (i) resulted in the Company incurring any fine, penalty or expense in excess of Twenty Five Thousand and 00/100 Dollars ($25,000.00), (ii) resulted in the grant of any Governmental Order imposing any obligation on the Company which has not been fully performed or discharged or (iii) which had or is reasonably expected to have a Material Adverse Effect. To the Knowledge of the Sellers, there has been no occurrence of any fact, circumstance or condition that could reasonably be expected to result in any Proceeding affecting the ability of the Company to conduct its business as currently conducted or with a potential exposure to the Company of any fine, penalty or expense which would or could reasonably be expected to have a Material Adverse Effect. To the Knowledge of the Sellers, there is no outstanding Governmental Order by which the Company or any of its assets or properties are subject to or bound.

(c)            There is no Proceeding by the Company pending or that the Company intends to initiate.

Section 2.11       Employee Matters. The Company has never had any employees and, as a result, has never paid, any compensation, including salary, bonus, severance obligations or deferred compensation to any employee. The Company has never maintained a Benefit Plan.

Section 2.12       Taxes. Except as set forth on Schedule 2.12, (i) all Tax Returns required to be filed by or on behalf of the Company have been duly and timely filed with the appropriate Tax Authority (after giving effect to any valid extensions of time in which to make such filings); (ii) such Tax Returns are true and complete in all material respects; (iii) all Taxes of the Company have been fully and timely paid when due; (iv) the unpaid Taxes of the Company (A) did not exceed any payable or liability for Taxes plus any reserve for Tax liability (other than a reserve for deferred Taxes) in each case as set forth on the face of the Financial Statements (rather than in any notes thereto) and (B) do not exceed any such payable or liability for Taxes plus any such reserve as adjusted for the passage of time from the date of the relevant Financial Statement through the Closing Date in accordance with the past custom and practice of the Company; (v) the Company has not waived any statute of limitations in respect of income Taxes or any other material Tax or agreed to any extension of time with respect to any Tax assessment or deficiency, which waiver or extension remains open; (vi) the Company has complied in all material respects with all applicable Laws relating to the collection, withholding or remittance of Taxes; (vii) the Company has not been a member of a combined, consolidated, affiliated or unitary group for Tax filing purposes; (viii) the Company is a not party to any Tax allocation or sharing agreement; (ix) to the Knowledge of the Sellers, no material claim has been made by any Tax Authority in a jurisdiction in which the Company does not file Tax Returns that any such Person is or may be subject to taxation by that jurisdiction; (x) the Company is not a resident for Tax purposes outside the jurisdiction in which it was originally organized or has ever been resident for Tax purposes, or maintained a “permanent establishment” (within the meaning of the applicable Tax conventions) outside such jurisdiction; (xi) the Company has not engaged in any “reportable transaction” or “listed transaction” as defined in Treasury Regulations § 1.6011-4(b); (xii) to the Knowledge of the Sellers, there are no investigations, audits, actions or proceedings currently pending or threatened against the Company by any Tax Authority for the assessment or collection of Taxes, no claim for the assessment or collection of Taxes has been asserted against the Company, and there are no matters under discussion, audit or appeal between the Company and any Tax Authority with respect to the assessment or collection of Taxes; (xiii) there are no Tax liens on any of the assets of the Company other than Permitted Encumbrances; (xiv) no power of attorney has been granted by or with respect to the Company with respect to any matter relating to Taxes; (xv) the Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (A) change in method of accounting, or use of an improper method of accounting, for any taxable period ending on or prior to the Closing Date; (B) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date; (C) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provisions of state, local or foreign income Tax law) attributable to a transaction or event entered into on or before the Closing Date; (D) installment sale or open transaction disposition made on or prior to the Closing Date; or (E) prepaid amount or deferred revenue received on or prior to the Closing Date; (xvi) the Company is not a party to, or bound by, any Tax indemnity, Tax sharing, Tax allocation or similar agreement relating to allocating, indemnification or sharing the payment of, or liability for, Taxes under which any such member would reasonably be expected to be liable after the Closing Date for the Tax liability of any Person or is subject to any Action or Proceeding imposing on any such member any obligations or liabilities with respect to another Person’s Taxes; and (xvii) since the date of its formation, the Company has been classified as a partnership for U.S. federal income tax purposes and will be so classified at all times prior to the Closing.

Section 2.13       Real Property. The Company has never owned any real property and has no interests in real property through lease, sublease, license or otherwise.

Section 2.14       Intellectual Property.

(a)            Schedule 2.14(a) sets forth a true and complete list, as of the date hereof, of each of the following items of Intellectual Property of the Company, and sets forth whether such Intellectual Property is owned or licensed, and the owner, licensor, and licensee, as applicable, of such Intellectual Property: trade names, trademarks, service marks, trade dress, and logos, whether or not registered, and all registrations of and applications therefor; registered copyrights and applications therefor; patents and applications therefor; domain names and registrations thereof; and social media accounts.

(b)            Schedule 2.14(b) sets forth a true and complete list, as of the date hereof, of all Software (indicating part number and current version number) included in the Company Software, including whether such Company Software is owned or licensed, and the owner, licensor, and licensee, as applicable, of such Company Software.

(c)            Schedule 2.14(c) sets forth a true and complete list, as of the date hereof, of all agreements (whether written or oral) relating to Intellectual Property or Software (including Company Software) to which the Company is a party or is otherwise obligated, including any agreement by which the Company (i) has licensed any Person under any Company Owned Intellectual Property or sublicensed any Person under any Intellectual Property owned by another Person, (such agreement, a “Company Intellectual Property License”) or (ii) is licensed under any Intellectual Property owned by another Person (a “Third Party Intellectual Property”; such agreement, a “Third Party Intellectual Property License”). The parties acknowledge and agree that Schedule 2.14(c) does not contain, and the Company is not obligated to list or disclose, the following agreements relating to Intellectual Property or Software, provided that such Intellectual Property or Software is not utilized with a Product or Service, where the Company is the licensee: (x) those agreements relating to non-customized “off-the-shelf” Software in a version that its licensor makes generally available to its customers and which the Company uses pursuant to a standard shrink-wrap license agreement and (y) those agreements relating to non-customized online-delivered or online-accessible Software in a version that its licensor makes generally available to its customers and which the Company uses pursuant to a standard click-wrap license agreement.

(d)            The Company is the owner of the entire right, title, and interest in and to the Company Owned Intellectual Property, free and clear of all Encumbrances, except for the Permitted Encumbrances. To the Knowledge of the Sellers, the Company has the right to use and otherwise exploit all Intellectual Property used in or materially necessary for operations or conduct of the business of such respective Company (as such operations and businesses are currently conducted) or are necessary for the Products and Services, and, to the Knowledge of the Sellers, the Company shall continue to have such rights after the Closing. Without limiting the generality of the foregoing, to the Knowledge of the Sellers, the Company owns or has the right to exploit, and after Closing will continue to own or have the right to exploit, the Company Software in the same manner and to the same extent as it was used prior to the Closing by each respective Company, subject to obtaining the Required Consents.

(e)            To the Knowledge of the Sellers, the Company Owned Intellectual Property is valid and enforceable. The Company Owned Intellectual Property has not been adjudged invalid or unenforceable in whole or in part. Except as set forth on Schedule 2.14(e), no claim, demand or notice has been made or given in writing, and no proceeding is pending or, to the Knowledge of the Sellers, threatened, (i) contesting or challenging the validity, enforceability, use or ownership of any of the Company Owned Intellectual Property, or (ii) claiming that the Company is in default under any Third Party Intellectual Property License.

(f)            To the Knowledge of the Sellers, as of the date hereof (i) none of the Products or Services, nor any technology or materials used in connection therewith, including Company Owned Software, infringes upon, misappropriates or violates any Intellectual Property of any Person and (ii) no Person is infringing, misappropriating or violating the Company Owned Intellectual Property.

(g)            To the Knowledge of the Sellers, the Company has taken reasonable care, including reasonable steps, to protect such respective Company’s rights in Confidential Information and trade secrets and to protect the Confidential Information and trade secrets of others who have provided such Confidential Information and trade secrets to Representatives of such respective Company in confidence. Except as set forth on Schedule 2.14(g), all current and former Representatives and Contractors of the Company who have had access to and developed Intellectual Property owned by or licensed to the Company have executed written instruments that assign to the Company all rights, title and interest in and to any and all (x) inventions, improvements, ideas, discoveries, writings and other works of authorship, and information relating to the Business or any of the Products or Services, and (y) Intellectual Property relating thereto.

(h)            The Company has not disclosed and, to the Seller’s Knowledge, none of its former or current Representatives, consultants or Contractors has disclosed, any Confidential Information related to the Business, the Intellectual Property of the Company and/or Company Software to any Person. Except for any open source software listed in Schedule 2.14(i), the source code for all Company Owned Software is in the sole possession and custody of the Company and has not been provided to any third party or any Person. To the Knowledge of the Sellers, there has been no security breach relating to, no violation of any security policy regarding, and no unauthorized access to, the Company’ Confidential Information, Company Owned Intellectual Property or Company Owned Software.

(i)             Schedule 2.14(i) sets forth a list, as of the date hereof, of all open source software integrated into or used in connection with Company Owned Software. Except as set forth on Schedule 2.14(i), none of the Company Owned Software, to the Knowledge of the Sellers, incorporates any Software (in source or object code form) licensed from another party under a license commonly referred to as an open source, free software, copyleft or community source code license (including but not limited to any library or code licensed under the GNU General Public License, GNU Lesser General Public License, Apache Software License, or any other similar license).

(j)             No Company Owned Software, to the Knowledge of the Sellers, contains any time bomb, virus, worm, Trojan horse, back door, drop dead device, or any other Software that would interfere with its normal operation, would allow circumvention of security controls, or is intended to cause damage to hardware, Software or data. To the Knowledge of the Sellers, no Company Owned Software contains any known security vulnerabilities which would allow unauthorized access to any of the Company’s computer networks, Intellectual Property, Confidential Information, or other sensitive, confidential, or legally protected information of the Company.

(k)            The source code for all Company Owned Software contains reasonably clear and accurate annotations and programmer’s comments, and otherwise has been documented in a professional manner that is both: (i) consistent with customary code annotation conventions in the software industry; and (ii) sufficient to independently enable a programmer of reasonable skill and competence to understand, analyze and interpret program logic, correct errors, and improve, enhance, modify and support all of the Company Owned Software.

(l)             All Intellectual Property of the Company, including Company Software has been legally obtained.

(m)           The Company has never entered into an agreement with the U.S. government that in any way is, or has been, related to the Company Owned Intellectual Property. To the Knowledge of the Sellers, there is no material prior art that has not been cited to the United States Patent and Trademark Office and/or any other examining authority or jurisdiction (domestic, foreign, or international) who has imposed or does impose a duty to disclose such prior art during prosecution of any of the issued patents or pending patent applications within the Company Owned Intellectual Property.

Section 2.15       Material Contracts.

(a)            Except as set forth on Schedule 2.15(a), as of the date hereof, the Company is not a party to any Contract:

(i)         that involves performance of services or delivery of goods or materials by the Company of an amount or value in excess of Twenty Five Thousand and 00/100 Dollars ($25,000.00);

(ii)        that involves performance of services or delivery of goods or materials to the Company of an amount or value in excess of Twenty Five Thousand and 00/100 Dollars ($25,000.00);

(iii)       that was not entered into in the ordinary course of business and that involves expenditures or receipts of the Company in excess of Twenty Five Thousand and 00/100 Dollars ($25,000.00);

(iv)       relating to any written employment, consulting or similar arrangements requiring payment by the Company of base annual compensation in excess of Twenty Five Thousand and 00/100 Dollars ($25,000.00);

(v)        with or relating to any staffing agency for the provision of temporary labor, personnel or agency workers to the Company pursuant to which the Company paid more than Twenty Five Thousand and 00/100 Dollars ($25,000.00) in the last fiscal year;

(vi)       relating to any labor union or other employee representative of a group of employees relating to wages, hours and other conditions of employment;

(vii)      relating to any written warranty, guaranty and/or other similar undertaking with respect to contractual performance extended by the Company other than in the ordinary course of business;

(viii)     pursuant to which the Company has incurred or committed to incur any secured financing;

(ix)        that by its terms grants an Encumbrance upon any material asset of the Company;

(x)         that by its terms provides for the sale, assignment, license or other disposition of any material asset or right of the Company, other than in the ordinary course of business, other than any Company Intellectual Property Licenses;

(xi)        pursuant to which the Company (A) paid more than Twenty Five Thousand and 00/100 Dollars ($25,000.00) in the last fiscal year or (B) received more than Twenty Five Thousand and 00/100 Dollars ($25,000.00) in the last fiscal year and not otherwise listed in any other portion of Schedule 2.15(a);

(xii)       that by its terms contains any covenant or provision currently in effect limiting the freedom of the Company from engaging in a line of business or competing in any geographic area;

(xiii)      that by its terms grants to the Company the exclusive right to provide Products or Services;

(xiv)      pursuant to which the Company is by its terms obligated to make any severance, termination, change in control or similar payment to any current or former officer, director or manager;

(xv)       containing covenants or other obligations pertaining to the non-solicitation of employees, customers or Contractors or granting any Person a right of first refusal, first offer, first negotiation or other exclusivity, requirements, output or “most favored customer” provisions or similar restrictions on the operation or scope of the Company’s business or operations;

(xvi)      that is a partnership or joint venture agreement in which the Company participates as a general partner or joint venturer;

(xvii)     pursuant to which the Company has advanced or loaned any amount to any of its directors, officers or managers;

(xviii)    with any member, manager or officer of the Company or any Affiliate of the same;

(xix)      with any Governmental Authority; or

(xx)       any outstanding written legally binding commitment to enter into any agreement of the type described in the foregoing subsections of this Section 2.15(a).

(b)            Each Contract that is required to be listed in Schedule 2.15(a) (each, a “Material Contract”) is in full force and effect and constitutes the legal, valid and binding obligation of the Company and, to the Knowledge of the Sellers, each other party thereto, enforceable against such party in accordance with its terms, in each case subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally. The Company has made available to the Purchaser complete and correct copies of all written Material Contracts, together with all amendments, supplements or modifications thereto. There are no oral Material Contracts. Neither the Company nor, to the Knowledge of the Sellers, any other party to any Material Contract, is in breach of, or in default under, such Material Contract, in any material respect. To the Knowledge of the Sellers, as of the date hereof, no party has given any written notice of termination or cancellation of any Material Contract or that it intends to assert a breach of, or seek to terminate or cancel, any Material Contract.

Section 2.16       Insurance.

(a)            Schedule 2.16(a) contains a true and complete list, as of the date hereof, of all policies of insurance in force as of the date hereof with respect to the insurance of the properties and Liabilities of the Company and the remaining limits of each policy. To the Knowledge of the Sellers, as of the date hereof, such policies are in full force and effect, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally.

(b)            With respect to each policy of insurance listed on Schedule 2.16(a), (i) the Company has not received any written notice that it is in material default with respect to any obligations under any such policy or has received any written notice that such policy has been or shall be canceled or terminated, (ii) all premiums are paid up in full or all premium installment payments are current, and (iii) to the Knowledge of the Sellers, no such policy will terminate or lapse by reason of the transactions contemplated by this Agreement. From the date of the Company’s formation until the date of this Agreement, there have not been any Claim(s) (as that term is defined in the respective insurance policies) made against the Company in which the applicable insurer has denied coverage in writing.

Section 2.17       Environmental Matters. Except as set forth on Schedule 2.17, the Company is, as of the date hereof, in compliance in all material respects with all Environmental Laws. The Company has not received any court order, demand, notice, or other written communication relating to any (i) actual, alleged, or potential violation of or failure to comply with any Environmental Law or (ii) actual or potential Liability resulting from or arising under any Environmental Law or otherwise relating to Hazardous Substances; or (iii) actual or potential Liability with respect to any off-site Environmental Law matter including but not limited to, Hazardous Substances handling, transportation, treatment, storage, management or disposal services facilities or locations used by the Company.

Section 2.18       Title to Assets. Except as set forth on Schedule 2.18, the Company has good and valid title to, or a valid leasehold interest in, all of the properties and assets that are shown as owned or reflected as leased on the Financial Statements and assets acquired by the Company after the date of the Financial Statements, except for properties and assets disposed of in the ordinary course of business since the date of the Financial Statements, free and clear of all Encumbrances other than Permitted Encumbrances. To the Knowledge of the Sellers, subject to ordinary wear and tear, all facilities, machinery, equipment, fixtures, vehicles and other properties owned, leased or used by the Company are in commercially reasonable operating condition and repair and are reasonably fit and usable for the purposes for which they are being used in all material respects. The tangible properties and assets of the Company are adequate and sufficient in all material respects to conduct the Business as currently conducted.

Section 2.19       Related Party Transactions. Except as set forth on Schedule 2.19, none of the Sellers, the DINZE Member, the Company or any of the foregoing’s respective Affiliates or any member, manager or officer of the Company, (a) has, or during the last fiscal year has had, any direct or indirect interest (i) in, or is or during the last fiscal year was a director, manager, officer or employee of, any Person that is a client, customer, supplier, lessor, lessee, debtor, creditor or competitor of the Company, except for a passive interest in the securities of a publicly traded company or (ii) in any material property, asset or right that is owned or used by the Company in the conduct of its business or (b) is, or during the last fiscal year has been, a party to any Contract or transaction with the Company.

Section 2.20       Brokers and Finders. The Company has not employed, nor is it subject to any valid claim of Liability to, any broker, finder, consultant or other intermediary in connection with the transactions contemplated by this Agreement, in each case, for which either the Purchaser or the Company will have Liability following the Closing.

Section 2.21       Inventory. Any Inventory of the Company reflected on the Financial Statements or acquired after the date thereof consist of a quality and quantity usable and saleable within a reasonable period of time in the ordinary course of business consistent with past practice, except for obsolete, damaged, defective or slow-moving items that have been written off or written down to fair market value or for which adequate reserves have been established. Any such Inventory is owned by the Company, free and clear of all Encumbrances (except for Permitted Encumbrances), and no Inventory is held by the Company on a consignment basis. Schedule 2.21 includes a list of all Inventory which the Company has consigned with a third party and the physical location and dollar amount of such Inventory.

Section 2.22       Accounts Receivable. The Company does not own any accounts receivable.

Section 2.23       Customers and Suppliers.

(a)            Schedule 2.23(a) sets forth (i) an accurate list of the ten (10) largest customers of each of the Company, taken as a whole, for the most recent fiscal year, as measured by the consideration paid from such customer to the Company and (ii) the amount of consideration paid by each such customer during such periods. The Company has not received any written notice from any customer required to be listed on Schedule 2.23(a) that such customer (1) has ceased, or intends to cease after the Closing, to use its Products or Services, (2) has otherwise ceased or materially reduced, or intends to otherwise terminate or materially reduce, its relationship with the Company (excluding any reductions in the ordinary course) or (3) has requested, or has indicated it intends to request, a material change to the terms or prices at which such customer purchases Products or Services from the Company including, for each of (1), (2), and (3), because of the announcement or pendency of this Agreement or the identity of the Purchaser. To the Knowledge of the Sellers, no customer required to be listed on Schedule 2.23(a) intends to take any action set forth in the preceding sentence.

(b)            Schedule 2.23(b) sets forth (i) an accurate list of the ten (10) largest suppliers and/or vendors of the Company, taken as a whole, for the most recent fiscal year, as measured by the consideration paid by the Company to such supplier and/or vendor and (ii) the amount of consideration paid to each such supplier and/or vendor during such period. The Company has not received any written notice from any supplier and/or vendor required to be listed on Schedule 2.23(b) that such supplier and/or vendor (1) has ceased, or intends to cease, to supply goods or services to the Company or (2) has otherwise terminated or materially reduced, or intends to otherwise terminate or materially reduce, its relationship with the Company, including, for each of (1) and (2), because of the announcement or pendency of this Agreement or the identity of the Purchaser. To the Knowledge of the Sellers, no supplier and/or vendor required to be listed on Schedule 2.23(b) intends to take any action set forth in the preceding sentence.

Section 2.24       Anti-Corruption.

(a)            Neither the Company nor any Seller has, directly or indirectly, taken any action in violation of any applicable Law, including the U.S. Foreign Corrupt Practices Act of 1977 or any other anti-corruption or anti-bribery Law in any jurisdiction applicable to the Company (“Anticorruption Law”), including offering, paying, authorizing or ratifying any bribe, kickback, or other illicit payment to obtain favorable treatment in securing business or otherwise to obtain special concessions for the Company. The Company has properly recorded on its Financial Statements and not made any false or fictitious entries in its books and records relating to any offer, payment, promise to pay, or authorization of the payment of any money, gift, promise to give, or authorization of the giving of anything of value, including any bribe, kickback or other illegal payment. Neither the Company nor, to the Knowledge of the Sellers, any of its employees, Contractors, or Representatives, are the subject of any allegation, voluntary disclosure, investigation, prosecution or other enforcement action related to any Anticorruption Law.

(b)            Neither the Company, nor any Seller, nor to the Knowledge of the Sellers, any officer, manager, broker or agent acting on behalf of the Company (i) is or has been in violation of any Sanctions or (ii) has conducted any business or has engaged in making or receiving any contribution of goods, services or money to or for the benefit of any Person subject to any Sanctions, or in any country or territory subject to any Sanctions.

Section 2.25       Books and Records. Except as set forth in Schedule 2.25, the books of account and other financial records of the Company, all of which have been made available to the Purchaser to the extent the Purchaser has so requested in writing, are complete and correct, represent actual, bona fide transactions, and have been maintained in accordance with applicable Law in all material respects.

Section 2.26       Bank Accounts; Powers of Attorney. Schedule 2.26 sets forth a list showing the name and address of each bank in which the Company has an account or safe deposit box and the names of all Persons authorized to draw thereon or to have access thereto and the names of all Persons holding powers of attorney or other similar authorizations from the Company.

Section 2.27       FDA and Related Matters.

(a)            To the Knowledge of the Sellers, the Company possesses all Registrations required to conduct its Business as currently conducted. Each such Registration is valid and subsisting in full force and effect. To the Knowledge of the Sellers, as of the date hereof, neither the United States Food and Drug Administration (the “FDA”) nor any comparable Regulatory Authority or Governmental Authority is considering limiting, suspending or revoking any such Registration or changing the marketing classification or labeling of the Products of the Company. To the Knowledge of the Sellers, there is no false or misleading information or material omission in any product application or other submission to the FDA or any comparable Regulatory Authority or Governmental Authority. Except as set forth on Schedule 2.27(a), the Company is in compliance with, and have fulfilled and performed in all material respects their respective obligations under, each such Registration, and, as of the date hereof, to the Knowledge of the Sellers, no event has occurred or condition or state of facts exists which would constitute a breach or default or would cause revocation or termination of any such Registration. To the Knowledge of the Sellers, any third Person that is a manufacturer or contractor for the Company is in compliance with all Registrations insofar as they pertain to the manufacture of product components or Products for the Company.

(b)            To the Knowledge of the Sellers, all Products developed, tested, investigated, produced, manufactured, labeled, distributed, marketed, stored, sold, imported or exported by or on behalf of the Company that are subject to the jurisdiction of the FDA or any comparable Regulatory Authority have been and are being developed, tested, investigated, produced, manufactured, labeled, distributed, marketed, stored, sold, imported and exported, as applicable, in all material respects, in compliance with FDA Laws, and any comparable Laws enforced by any other Regulatory Authority that has jurisdiction over the operations of the Company, including, to the Knowledge of the Sellers, those regarding non-clinical research, clinical research, establishment registration, device listing, pre-market notification, good manufacturing practices, labeling, advertising, record-keeping, device importation and exportation, adverse event reporting and reporting of corrections and removals, except where the failure to be in compliance would not have a Material Adverse Effect. Except as set forth on Schedule 2.27(b), to the Knowledge of the Sellers, except as would not have a Material Adverse Effect, taken as a whole, any third Person that is a manufacturer or Contractor for the Company is in compliance with all FDA Laws or any other applicable Law insofar as they pertain to the manufacture of product components or Products for the Company.

(c)            As of the date hereof, there are no Proceedings pending or, to the Knowledge of the Sellers, threatened by or on behalf of any Regulatory Authority that has jurisdiction over the operations of the Company. Except as set forth in Schedule 2.27(c), as of the date hereof, the Company has not received any Form FDA-483, notice of adverse finding, FDA warning letter, notice of violation or “untitled letter,” notice of FDA action for import detention or refusal, or any other notice from the FDA or any other Governmental Authority alleging or asserting noncompliance with any applicable Laws or Registrations. Except as set forth in Schedule 2.27(c), the Company is not subject to any obligation arising under an administrative or regulatory action, FDA inspection, FDA warning letter, FDA notice of violation letter or other notice, response or commitment made to or with the FDA or any comparable Regulatory Authority. The Company has made all notifications, submissions, responses and reports required by FDA Laws, including any such obligation arising under any administrative or regulatory action, FDA inspection, FDA warning letter, FDA notice of violation letter, or other notice, response, or commitment made to or with the FDA or any comparable Regulatory Authority or Governmental Authority and all such notifications, submissions, responses and reports were true, complete and correct in all material respects as of the date of submission to the FDA or any comparable Regulatory Authority or Governmental Authority. To the Knowledge of the Sellers, as of the date hereof, no basis for liability exists with respect to any such notification, submission, or report.

(d)            Except as set forth on Schedule 2.27(d), no Product distributed or sold by or on behalf of the Company has been seized, withdrawn, recalled, detained or subject to a suspension of manufacturing, and as of the date hereof, to the Knowledge of the Sellers, there are no facts or circumstances reasonably likely to cause (i) the seizure, denial, withdrawal, recall, detention, field notification, field correction, safety alert or suspension of manufacturing relating to any such Product; (ii) a change in the labeling of any such Product; or (iii) a termination, seizure, limitation, restriction, modification or suspension of the marketing or distribution (including for commercial, investigational or any other use) of any such Product. As of the date hereof, no Proceedings in the United States or any other jurisdiction seeking the withdrawal, recall, correction, suspension, import detention, seizure or similar action of any such Product are pending or, to the Knowledge of the Sellers, threatened against the Company. As of the date hereof, the Company has not received any notice from a Regulatory Authority or other Governmental Authority that any Product distributed or sold by or on behalf of the Company or any of its Affiliates cannot be developed, tested, investigated, produced, manufactured, labeled, distributed, marketed, stored, sold, imported or exported substantially in the manner presently performed or contemplated by or on behalf of the Company.

(e)            All preclinical and clinical investigations sponsored or conducted by or on behalf of the Company have been and are being conducted in material compliance with all applicable Laws and other requirements, including good clinical practices requirements, other FDA Laws, applicable research protocols, corrective action plans, and federal and state laws, rules, regulations relating to patient privacy requirements or restricting the use and disclosure of individually identifiable health information. No clinical trial sponsored or conducted by or on behalf of the Company has been terminated, materially delayed, limited or suspended prior to completion by the FDA, any other applicable Regulatory Authority, or any institutional review board that has or has had jurisdiction over such clinical trial, and neither the FDA nor any other applicable Regulatory Authority, nor any institutional review board that has or has had jurisdiction over a clinical trial conducted or sponsored by or on behalf of the Company, has ordered or commenced, or, to the Knowledge of the Sellers, threatened to initiate, any action to place a clinical hold order on, or otherwise terminate, materially delay, limit, modify or suspend, any proposed or ongoing clinical trial conducted or proposed to be conducted by or on behalf of the Company, or, to the Knowledge of the Sellers, alleged any violation of any FDA Law in connection with any such clinical trial.

Section 2.28       Healthcare and Other Regulatory Compliance.

(a)            Except as otherwise disclosed on Schedule 2.28(a), the Company has not been at any time since its formation, and is not currently, subject to any corporate integrity agreement (or its functional equivalent), plea agreement, deferred prosecution agreement, consent decree, or other written agreement or settlement with any Governmental Authority with respect to any actual or alleged violation of any Health Care Law, nor does the Company otherwise have any continuing reporting obligations pursuant to any such agreement or settlement with any Governmental Authority.

(b)            In the conduct of the Business, neither the Company, nor any of its managers, officers, or employees, nor to the Knowledge of the Sellers any of its contractors or agents acting on behalf of the Company, has (i) directly or indirectly, given, or agreed to give, any illegal gift, contribution, bribe, kickback, payoff, payment or similar benefit to any supplier, customer, governmental official or employee or other Person who was, is, or may be in a position to help or hinder the Company (to assist in connection with any actual or proposed transaction) or made, or agreed to make, any illegal contribution, or reimbursed any illegal political gift or contribution made by any other Person, to any candidate for federal, state, local, or foreign public office, or (ii) established or maintained any unrecorded fund or asset or made any false entries on any books or records for any purpose. Since the date of the Company’s formation, no remuneration exchanged between the Company and its customers, contractors, or other persons with which it has a business relationship has violated the federal health care program Anti-Kickback Statute, 42 U.S.C. 1320a-7b(b), or similar federal or state anti-inducement law (“Federal Health Care Program”).

(c)            To the Knowledge of the Sellers, the Company is currently, and has been at all times since its formation, in compliance in all material respects with (i) all federal rules and regulations governing the provision of items and services payable under any Federal Health Care Program in which the Products are eligible for coverage or payment, including, without limitation, Titles XI, XVIII, and XIX of the Social Security Act, as amended, and applicable regulations promulgated thereunder by the U.S. Department of Health and Human Services (“HHS”) and the Centers for Medicare and Medicaid Services (“CMS”); (ii) the Federal Food, Drug, and Cosmetic Act, as amended, and applicable regulations promulgated thereunder by the FDA governing activities of the Company in connection with the sale, distribution, marketing, or delivery of Products; (iii) all applicable federal laws, rules, and regulations relating to health care fraud and abuse, including, without limitation, (a) the Anti-Kickback Statute, 42 U.S.C. § 1320a-7b(b) and associated regulations of the HHS Office of Inspector General, 42 C.F.R. Part 1001; (b) the federal Physician Self-Referral Law, 42 U.S.C. § 1395nn, and the regulations promulgated there-under by CMS, 42 C.F.R. § 411.350, et seq., (c) the federal civil monetary penalties statute, 42 U.S.C. § 1320a-7a; (d) the exclusion statute, 42 U.S.C. § 1320a-7; (e) the criminal penalties for acts involving Federal Health Care Programs, 42 U.S.C. 1320a-7b; (f) false statements relating to health care matters, 18 U.S.C. §§ 1035 and 1347; and (g) the federal civil False Claims Act, 31 U.S.C. § 3729, et seq.; (iv) any and all applicable state laws relating to health care fraud and abuse; (v) any and all applicable state laws relating to Medicaid or any other state health care or health insurance programs; (vi) applicable federal or state laws related to billing or claims for reimbursement submitted to any third-party payor; (vii) any applicable federal or state laws relating to fraudulent, abusive or unlawful practices connected with the provision of health care items or services provided to a beneficiary of any state, federal, or other governmental health care or health insurance program or any private payor; and (viii) any and all applicable federal and state laws relating to insurance, third party administrator, utilization review, and risk sharing products, services and arrangements, and the like (collectively, “Health Care Laws”). Since the date of the Company’s formation, no third party payment program, including any Federal Health Care Program, has imposed a fine, penalty, recoupment, or other sanction on the Company, other than routine claims adjustments, related to any alleged noncompliance with any Health Care Law, and, to the Knowledge of Shareholder, there is no act, omission, event, or circumstance that would reasonably be expected to give rise to any such liability for failure to comply with any Health Care Law.

(d)            Since the date of its formation, the Company has not received any written notice or communication from any Governmental Authority alleging material noncompliance with any Health Care Law, and neither the Company nor, to the Knowledge of the Sellers, any of its managers, officers, employees, or agents has received any written requests for information or subpoenas claiming or raising concerns with respect to violations or potential violations of any Health Care Law, or has been subject to any adverse inspection, finding, investigation, penalty assessment, sanction, fine, audit, or other compliance or enforcement action. There are no proceedings pending or, to the Knowledge of the Sellers, threatened against the Company or any director, officer, employee, or agent of the Company, at law or in equity, or before or by any Governmental Authority, that involves any matter within or related to any Health Care Law, nor is any Company now, or has it been, subject to any outstanding material order, writ, injunction, or decree. At no time since its formation has the Company or any Affiliate been, nor are they currently, a defendant or named party in any unsealed qui tam False Claims Act litigation or any unsealed state false claim act or fraud law litigation, and has not been served with or received any search warrant, subpoena, civil investigative demand by or from, any Governmental Authority alleging a violation of any Health Care Law.

(e)            To the Knowledge of the Sellers, since the date of its formation, the Company has conducted its business and operations in compliance in all materials respects with applicable provisions of the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information Technology for Economic and Clinical Health Act, as Title XIII of Division A and Title IV of Division B of the American Recovery and Reinvestment Act of 2009 (Pub. L. 111-5), and as further amended to date, and implementing regulations which are codified at 45 C.F.R. Parts 160, 162 and 164 (collectively, “HIPAA” ), applicable state laws and regulations governing the use, disclosure and safeguarding of personally or individually identifiable information (“State Privacy Laws”), its own policies and procedures relating to privacy, data security and the collection and use of personal information, and contractual obligations regarding the protection, collection, transfer (including cross-border) and handling of personal information. Since the date of its formation, the Company has not received any written or, to the Knowledge of the Sellers, oral communication from any Governmental Authority that alleges that Company is not in compliance with, or otherwise inquires about the Company’s compliance with, the applicable privacy, security, transaction standards, breach notification, and other provisions and requirements of HIPAA or any State Privacy Laws. The Company is not a “covered entity” as that term is defined in HIPAA and is not in breach of any “business associate contract,” as described in 45 C.F.R. § 164.504(e). To the Knowledge of the Sellers, the Company has entered into a business associate contract where required by 45 C.F.R. § 164.504(e), except to the extent the failure to enter into a business associate contract would not have a Material Adverse Effect.

(f)            All agreements or arrangements with health care professionals for services to or investments in the Company, directly or indirectly, to which the Company is a party as of the date of this Agreement are listed on Schedule 2.28(f), including true, complete and correct details as to amounts paid thereunder in 2020 and 2021.

(g)            To the Knowledge of the Sellers, there have been no breaches, security incidents, misuse of or unauthorized access to or disclosure of any personal information in the possession or control of the Company or collected, used or processed by or on behalf of the Company and the Company has provided or been required to provide any notices to any person in connection with a disclosure of personal information. The Company has taken commercially reasonable actions to safeguard the data and personal information in its possession or control. Neither the Company nor, to the Knowledge of the Sellers, any third party acting at the direction or authorization of the Company has paid (i) any perpetrator of any data breach incident or cyber-attack related to such data breach incident or cyber-attack or (ii) any third party with actual or alleged information about a data breach incident or cyber-attack related to such data breach incident or cyber-attack, pursuant to a request for payment from or on behalf of such perpetrator or third party.

(h)            Schedule 2.28(h) sets forth a true and complete list of all licenses, approvals, certificates, consents, ratifications, waivers, notices, registrations, qualifications, designations, filings, franchises, authorizations and other permits to, by, from, or with any Governmental Authority, as well as any such certificates and/or accreditations issued by non-governmental bodies or organizations that are material to the Company’s authorization by any governmental entity to operate its Business (collectively, the “Business Permits”), that are held by the Company and related or applicable to, or used in connection with, the Business. To the Knowledge of the Sellers, the Company is in compliance in all material respects with all material Business Permits, all of which are valid and in full force and effect in all respects as of the date hereof. The Company has not received any written notice from any Governmental Authority to, or threatening to, revoke, cancel, rescind, suspend, restrict, modify or refuse to renew any such Business Permit.

(i)            To the Knowledge of the Sellers, since the date of the Company’s formation, neither the Company nor any of its members, managers, employees or agents has made an untrue statement of a material fact or fraudulent statement to the FDA or any other Governmental Authority performing similar functions, or failed to disclose a material fact required to be disclosed to the FDA or such other Governmental Authority.

(j)            Except as disclosed in Schedule 2.28(j), the Company does not have any unsatisfied liabilities to any Governmental Authority in connection with any Federal Health Care Program or Product reimbursed under a Federal Health Care Program. Except for routinely scheduled reviews, no review or investigation related to the Company has been conducted by any Governmental Authority, since the date of the Company’s formation, in connection with any Federal Health Care Program or Product reimbursed under a Federal Health Care Program and no such review is pending or, to the Knowledge of the Sellers, threatened against or affect the Company.

(k)            Except as otherwise disclosed on Schedule 2.28(k), none of the Company, the Sellers, the DINZE Member or, to the Knowledge of the Sellers, any managers, officers or employees of the Company, at any time since the date of the Company’s formation were ever, nor are currently, excluded, suspended, debarred, sanctioned, or otherwise ineligible for participation in any Federal Health Care Program or other program administered, operated or funded, directly or indirectly, in whole or in part, by any Governmental Authority, or convicted of, charged with, or under investigation for any criminal offense related to health care.

(l)            Since the date of its formation, the Company has not filed or submitted any notice, form, filing, letter, or other correspondence (whether or not in writing) to any Governmental Authority, including, but not limited to, the U.S. Department of Justice, HHS Office of Inspector General, FDA, and/or CMS or any of their respective contractors, concerning any actual or potential violation of, or failure to comply with, any Health Care Law (“Self-Disclosures”). The Company does not have any unfiled Self-Disclosures that have been contemplated since the date of the Company’s formation, and does not have any outstanding unresolved Self-Disclosures pending before any Governmental Authority, regardless of when it was filed.

Section 2.29       Product Warranty. To Knowledge of the Sellers, each Product manufactured, sold, leased, delivered or distributed (including the featured and functionality offered thereby) or Service provided or rendered by the Company complies in all material respects with all applicable contractual specifications, requirements and covenants and all express and implied warranties made by the Company and is not subject to any term, condition, guaranty, warranty or other indemnity beyond the applicable terms and conditions for such Product or Service, and as of the date hereof, the Company does not have any material liability for replacement, repair or other damages in connection with such Product or Service.

Section 2.30       Privacy; Cybersecurity.

(a)            To the Knowledge of the Sellers, the Company is, and at all times has been in all material respects, in compliance with all (i) Privacy Agreements and (ii) Privacy Laws. To the Knowledge of the Sellers, all service providers or other third parties whose relationship with the Company or its Affiliates involves the Processing of Personal Data on behalf of the Company or its Affiliates are subject to obligations that require such Persons to Process and protect such Personal Data in a manner consistent with the Company and its Affiliates’ obligations in the Privacy Agreements and in compliance with Privacy Laws, in each case.

(b)            Except as set forth on Schedule 2.30, the Company has implemented appropriate administrative, technical and physical safeguards to protect Personal Data that is in their possession or control from unauthorized access, including by the employees and contractors of the Company.

(c)            To the Knowledge of the Sellers, the Company has not (i) been subject to any investigations, written notices or written requests from any supervisory authority in relation to their Processing of Personal Data, (ii) received written notice from individuals alleging non-compliance with Privacy Laws (including in relation to the exercise of their rights under Privacy Laws), or (iii) experienced circumstances which could reasonably be expected to give rise to any of the consequences in (i) or (ii).

(d)            To the Knowledge of the Sellers, there have not been any unauthorized intrusions or breaches of the security of the Company Systems that have resulted in any unauthorized access or use of any (i) data of the Company or its Affiliates or (ii) Personal Data. To the Knowledge of the Sellers, no Person has made any illegal or unauthorized use of Personal Data that was collected by or on behalf of the Company and is in its possession or control.

(e)            The Company owns or has a valid right to access and use pursuant to a written agreement (which, for the avoidance of doubt, shall include standard click-through agreements) all Company Systems. The Company Systems are adequate for the operation of the Business as currently conducted and as currently contemplated by the Company to be conducted. There have been no outages, failures, breakdowns, continued substandard performance or other adverse events affecting any Company Systems that have caused the substantial disruption or interruption in or to the use of such Company Systems or the conduct of the Business. To the Knowledge of the Sellers, the Company has taken reasonable measures consistent cybersecurity Laws to protect and maintain the performance, security, operation, and integrity of the Company Systems. To the Knowledge of the Sellers, the Company has implemented disaster recovery and business continuity plans, and back-up, archiving, and virus and malicious device scanning and protection measures with respect to the Company Systems, in compliance with cybersecurity related Laws. To the Knowledge of the Sellers, the Company Systems do not contain any “back door”, “time bomb”, “Trojan horse”, “worm”, “drop dead device”, “virus” (as these terms are commonly used in the Software industry), or other Software routines or hardware components intentionally designed to permit unauthorized access to maliciously disable or erase Software, hardware or data.

Section 2.31         Investment Intent. Each Seller is acquiring the OrthoPediatrics Stock sold to it for its own account for investment purposes only and not with a view to any public distribution thereof or with any intention of selling, distributing or otherwise disposing of the OrthoPediatrics Stock in a manner that would violate the registration requirements of the Securities Act or any similar provisions of any applicable Law. Each Seller agrees that any OrthoPediatrics Stock may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act and any other applicable securities Laws, except pursuant to an exemption from such registration under the Securities Act and such Laws. The book-entry representing the OrthoPediatrics Stock will include a stop order legend to that effect. In connection with its investment, each Seller has reviewed the Purchaser’s publicly available information contained in its filings with the United States Securities and Exchange Commission.

Section 2.32         Disclosure. Neither this Agreement (including all the exhibits and schedules hereto) nor the Related Documents contains any untrue statement of a material fact or omits to state a material fact relating to the Company necessary to make the statements herein or therein not misleading to a reasonable person in light of the circumstances under which they were made.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF UNGER,
DINZE AND THE DINZE Member

Section 3.1         No Conflicts for Unger. Unger hereby represents and warrants to the Purchaser as of the date of this Agreement that the following statement is true and correct: None of (a) the Business conducted by the Company, (b) Unger’s participation in such Business or the market for the Products and Services, or (c) the performance by Unger of his obligations under the Unger Employment Agreement, conflict with or result in a violation or breach of, or default under, any non-competition restrictions applicable to Unger under any asset or equity sale agreement, any consulting or employment agreement, or any other similar agreements or arrangements.

Section 3.2         Representations and Warranties of DINZE and the DINZE Member. Each of DINZE and the DINZE Member hereby jointly and severally represent and warrant to the Purchaser as of the date of this Agreement that each statement contained in this Section 3.2 is true and correct:

(a)            Organization and Authority. DINZE is duly organized, validly existing and in good standing under the Laws of the State of Ohio. DINZE has full limited liability company power and authority to enter into this Agreement and the Related Documents to which DINZE is a party, to carry out its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery by Seller of this Agreement and the Related Documents to which DINZE is a party, the performance by Seller of its obligations hereunder and thereunder, and the consummation by Seller of the transactions contemplated hereby and thereby have been duly authorized by all requisite limited liability company action on the part of Seller. This Agreement has been duly executed and delivered by Seller, and (assuming due authorization, execution and delivery by the Purchaser and Unger) this Agreement constitutes a legal, valid and binding obligation of Seller enforceable against Seller in accordance with its terms. When each of the Related Documents to which DINZE is or will be a party has been duly executed and delivered by Seller (assuming due authorization, execution and delivery by each other party thereto), such Related Document will constitute a legal and binding obligation of Seller enforceable against it in accordance with its terms.

(b)            No Conflicts; Consents. The execution, delivery and performance by Seller of this Agreement and the Related Documents to which it is a party, and the consummation of the transactions contemplated hereby and thereby, do not and will not: (a) conflict with or result in a violation or breach of, or default under, any provision of the articles of organization, the operating agreement or other organizational documents of Seller or the Company; (b) conflict with or result in a violation or breach of any provision of any Law or Governmental Order applicable to Seller or the Company; (c) require the consent, notice or other action by any Person under, conflict with, result in a violation or breach of, constitute a default or an event that, with or without notice or lapse of time or both, would constitute a default under, result in the acceleration of or create in any party the right to accelerate, terminate, modify or cancel any Contract to which Seller or the Company is a party or by which Seller or the Company is bound or to which any of their respective properties and assets are subject (including any Material Contract) or any Permit affecting the properties, assets or business of the Company; or (d) result in the creation or imposition of any Encumbrance other than Permitted Encumbrances on any properties or assets of the Company. No consent, approval, Permit, Governmental Order, declaration or filing with, or notice to, any Governmental Authority is required by or with respect to Seller or the Company in connection with the execution and delivery of this Agreement and the Related Documents and the consummation of the transactions contemplated hereby and thereby.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to the Sellers, as of the date of this Agreement, that each statement contained in this ARTICLE IV is true and correct as it pertains to such Purchaser.

Section 4.1         Incorporation and Authority of the Purchaser. The Purchaser is duly organized, validly existing and in good standing (in such jurisdictions where such status is recognized) under the Laws of the jurisdiction of its organization, except where the failure to be in good standing would not prevent or materially impair or delay the Purchaser’s ability to consummate the transactions contemplated hereby. The Purchaser has all corporate power and authority necessary to lease or operate the properties and assets owned, leased or operated by it and to carry on its business as currently conducted, except where the failure to have such power and authority would not prevent or materially impair or delay the Purchaser’s ability to consummate the transactions contemplated hereby and under any Related Document to which it is party. The Purchaser is qualified or licensed to do business in each jurisdiction in which ownership of its property or assets or the conduct of its business requires such qualification or license, except where the failure to be so qualified or licensed would not prevent or materially impair or delay the Purchaser’s ability to consummate the transactions contemplated hereby.

Section 4.2         Authority; Execution and Delivery; Enforceability. The Purchaser has all requisite corporate power and authority to execute and deliver this Agreement and each of the Related Documents to which it will be a party and to consummate the transactions contemplated hereby and thereby. The execution and delivery by the Purchaser of this Agreement has been and, in the case of the Related Documents to which it will be a party, will be when delivered, and the consummation of the transactions contemplated hereby has been and the consummation of the transactions contemplated by the Related Documents to which it will be a party will be when delivered, duly authorized by all requisite corporate action on the part of the Purchaser. This Agreement has been, and upon its execution and delivery each of the Related Documents to which the Purchaser will be a party will be, duly and validly executed and delivered by the Purchaser. This Agreement constitutes, and upon its execution and delivery each of the Related Documents to which the Purchaser will be a party will constitute, assuming that this Agreement and each of the Related Documents to which the Company, the Sellers and/or the DINZE Member will be a party have been duly authorized, executed and delivered by such parties, as applicable, a valid and binding obligation of the Purchaser, enforceable against it in accordance with its terms, in each case subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally and subject to general principles of equity (regardless of whether enforceability is considered in a proceeding at law or equity).

Section 4.3         No Conflict; Consents.

(a)            The execution, delivery and performance of this Agreement by the Purchaser, and the consummation by the Purchaser of the transactions contemplated hereby, will not (i) violate any provision of the certificate of incorporation or by-laws (or other comparable governing documents) of the Purchaser, (ii) result in a violation or breach of, or constitute (with or without the giving of notice, the lapse of time or both) a default (or give rise to any right of termination or cancellation of obligations) under, any of the terms, conditions or provisions of any Contract, to which the Purchaser is a party or by which any of its properties or assets are bound or (iii) assuming that all filings, registrations and notifications have been made as contemplated by Section 4.3(b), violate any Law applicable to such Purchaser or by which any of its properties or assets are bound, other than, in the case of clauses (ii) and (iii) above, any such violations, breaches, defaults, or rights of termination or cancellation of obligations which would not prevent or materially impair or delay the Purchaser’s ability to consummate the transactions contemplated hereby.

(b)            Except as set forth on Schedule 4.3(b), the execution, delivery and performance of this Agreement by the Purchaser, and the consummation by the Purchaser of the transactions contemplated hereby, will not require any consent, waiver, approval, authorization or other Permit of, or filing or registration with or notification to, any Governmental Authority, except for (i) as may be required as a result of any facts or circumstances related to the Sellers, the DINZE Member or the Company, and (ii) such consents, waivers, approvals, authorizations, Permits, filings, registrations or notifications which, if not made or obtained, would not prevent or materially impair or delay the Purchaser’s ability to consummate the transactions contemplated hereby.

(c)            Neither the Purchaser, nor any of its respective Affiliates, owns interests in any Person or is aware of any facts or circumstances pertaining to such Purchaser or its respective Affiliates (including any possible other transaction pending or under consideration by such Purchaser of any of its respective Affiliates) which (i) reasonably could be expected to prevent or materially impair or delay (A) the ability of such Purchaser to obtain the consents, authorizations, orders or approvals set forth on Schedule 4.3(b) or (B) the consummation of the transactions contemplated by this Agreement or (ii) could cause a Governmental Authority to seek to or impose a condition or conditions that could prevent or materially impair or delay the consummation of the transactions contemplated hereby.

Section 4.4         Litigation. There are no Proceedings pending or, to such Purchaser’s Knowledge, threatened, in writing, by or against or affecting such Purchaser or any of its respective Affiliates, and there are no orders, writs, judgments, injunctions, decrees or awards by which such Purchaser or any of its respective Affiliates, or any of their respective assets or properties, are bound, in either case that could prevent or materially impair or delay such Purchaser’s ability to consummate the transactions contemplated hereby.

Section 4.5         SEC Filings; Financial Statements; Undisclosed Liabilities.

(a)            Purchaser has timely filed with or furnished to, as applicable, the SEC all registration statements, prospectuses, reports, schedules, forms, statements, and other documents (including exhibits and all other information incorporated by reference) required to be filed or furnished by it with the SEC since its initial public offering (the “Purchaser SEC Documents”). True, correct, and complete copies of all the Purchaser SEC Documents are publicly available on EDGAR. As of their respective filing dates or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of the last such amendment or superseding filing (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), each of the Purchaser SEC Documents complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act, and the Sarbanes-Oxley Act, and the rules and regulations of the SEC thereunder applicable to such Purchaser SEC Documents. None of the Purchaser SEC Documents, including any financial statements, schedules, or exhibits included or incorporated by reference therein at the time they were filed (or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of the last such amendment or superseding filing), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. To the Knowledge of Purchaser, none of the Purchaser SEC Documents is the subject of ongoing SEC review or outstanding SEC investigation and there are no outstanding or unresolved comments received from the SEC with respect to any of the Purchaser SEC Documents. None of Purchaser’s subsidiaries is required to file or furnish any forms, reports, or other documents with the SEC.

(b)            Each of the consolidated financial statements (including, in each case, any notes and schedules thereto) contained in or incorporated by reference into the Purchaser SEC Documents (the “Purchaser Financial Statements”): (i) complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto as of their respective dates; (ii) have been prepared in accordance with GAAP consistently applied during the periods involved (subject, in the case of interim financial statements, to normal adjustments which will not be material in nature or amount to the Purchaser) and (ii) fairly present, in all material respects, the financial position and the results of operations and cash flows of the Purchaser as of the dates and for the periods indicated therein (subject, in the case of interim financial statements, to normal adjustments which will not be material in nature or amount to the Purchaser).

Section 4.6         Issuance of OrthoPediatrics Stock. The OrthoPediatrics Stock will, when issued, be validly issued, fully paid and non-assessable and not subject to any pre-emptive rights. The OrthoPediatrics Stock will be issued in compliance with all applicable state and securities laws governing private placements. The issuance of the OrthoPediatrics Stock pursuant to this Agreement is and will be exempt from registrations provisions of the Securities Act and the registration and qualification provisions of all applicable state securities laws pursuant to Section 4(a)(2) of the Securities Act. Any resale of such OrthoPediatrics Stock will be subject to the limitations discussed in Section 2.31 above.

Section 4.7         Brokers and Finders. As of the date hereof, the Purchaser has not, nor has any of its respective Affiliates employed, nor is it subject to any valid claim of Liability to, any broker, finder, consultant or other intermediary in connection with the transactions contemplated by this Agreement.

ARTICLE V
CERTAIN COVENANTS

Section 5.1         Confidentiality. From the date of this Agreement until the three (3) year anniversary of the Closing Date, except as required by any applicable Law or legal process, each Seller and the DINZE Member shall treat and hold all Confidential Information as confidential and refrain from using any of the Confidential Information (except as contemplated by this Agreement and the Related Documents). Notwithstanding the foregoing sentence, except as required by applicable Law or legal process, each Seller and the DINZE Member shall treat and hold any Confidential Information which is a trade secret (as defined by Indiana state law as of the date hereof) as confidential and refrain from using such trade secret (except as contemplated by this Agreement and the Related Documents) for so long as such Confidential Information remains a trade secret. In the event that a Seller or the DINZE Member is requested or required pursuant to written or oral question or request for information or documents in any legal proceeding, interrogatory, subpoena, civil investigative demand or similar process to disclose any Confidential Information, such Person shall notify the Purchaser promptly of the request or requirement so that the Purchaser may seek an appropriate protective order or waive compliance with the provisions of this Section 5.1. If, in the absence of a protective order or the receipt of a waiver hereunder, such Person is required to disclose any Confidential Information, such Person may disclose the Confidential Information; provided, however, that such Person shall use reasonable best efforts to obtain, at the request and sole expense of the Purchaser, an order or other assurance that confidential treatment will be accorded to such portion of the Confidential Information required to be disclosed as the Purchaser shall designate. In addition, the Sellers and the DINZE Member are each aware of the restrictions imposed by the United States federal securities laws and other applicable laws on a person trading in the securities of public companies while in possession of material non-public information regarding such public companies. Each Seller and the DINZE Member shall comply with such laws.

Section 5.2         Publicity. The parties hereto shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or the transactions contemplated hereby. No party shall, and no party shall permit any of its or their Affiliates or its or their Representatives to, issue any press release or otherwise make any public announcement concerning this Agreement or the transactions contemplated hereby without the prior written consent of the Purchaser or the Sellers, as the case may be (which consent shall not be unreasonably withheld, conditioned or delayed), except as such release or announcement may be required by Law or the rules or regulations of any United States or foreign securities exchange, in which case the party required to make the press release or public announcement shall allow the other parties reasonable time to comment on such release or announcement in advance of such issuance.

Section 5.3         Taxes. The Purchaser has no plan or intention to take any action with respect to the Company subsequent to the Closing that would cause the transactions contemplated hereby to constitute part of a transaction that is the same as, or substantially similar to, the “Intermediary Transaction Tax Shelter” described in Internal Revenue Service Notices 2001-16 and 2008-111.

Section 5.4         Non-Competition; Non-Solicitation.

(a)            Each Seller will comply with the prohibitions against competition and solicitation of the Purchaser’s employees and customers, which obligations are partial consideration for the Purchaser’s willingness to enter into this Agreement, as set forth in the Unger Employment Agreement or the Non-Competition Agreement, as applicable.

(b)            Each Seller acknowledges that the restrictions contained in this Section 5.4 are reasonable and necessary to protect the legitimate interests of the Purchaser and constitute a material inducement to the Purchaser to enter into this Agreement and consummate the transactions contemplated by this Agreement. In the event that any covenant contained in this Section 5.4 should ever be adjudicated to exceed the time, geographic, product or service, or other limitations permitted by applicable law in any jurisdiction, then any court is expressly empowered to reform such covenant, and such covenant shall be deemed reformed, in such jurisdiction to the maximum time, geographic, product or service, or other limitations permitted by applicable law. The covenants contained in this Section 5.4 and each provision hereof are severable and distinct covenants and provisions. The invalidity or unenforceability of any such covenant or provision as written shall not invalidate or render unenforceable the remaining covenants or provisions hereof, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such covenant or provision in any other jurisdiction.

Section 5.5         Change of Name. As of and following the Closing, the Sellers shall not use the name “Medtech” or any similar names other than in connection with their employment by the Purchaser or in providing services to the Company under a Related Document, as the case may be.

ARTICLE VI
TAX MATTERS

Section 6.1         Tax Returns; Refunds.

(a)            The Sellers shall have responsibility for, and shall pay or cause to be paid when due, any and all Taxes relating to the Company for or relating to any Tax period (or portion thereof, including Straddle Periods) ending on or before the Closing Date and the Sellers shall timely prepare and file or cause to be timely prepared and filed with the appropriate Tax Authorities all Tax Returns required to be filed with respect to the Company with respect to any taxable period ending on or prior to the Closing Date (such Tax Returns, “Pre-Closing Tax Returns”). Such Pre-Closing Tax Returns shall include the Company’s Form 1065 for the short tax year beginning on January 1, 2023 and ending on the Closing Date. All Pre-Closing Tax Returns shall be prepared on a basis consistent with past practice and prior Tax reporting positions (except as otherwise required by applicable Law), and the Sellers shall provide the Purchaser, at least twenty (20) calendar days prior to the applicable deadline for filing any such Tax Return, a copy of such Tax Return for the Purchaser’s review and comment, along with any related tax notices and audits for such Pre-Closing Tax Period. The Sellers shall make all changes reasonably requested by Purchaser to such Tax Returns; provided that such changes do not materially increase Seller’s tax liability, unless strictly required to comply with applicable Law. The Sellers shall forward to the Purchaser any tax notices or audits received in connection with the Straddle Period promptly following receipt thereof. The Purchaser shall timely prepare and file or cause to be timely prepared and filed with the appropriate Tax Authorities all Tax Returns required to be filed after the Closing Date with respect to the Company other than any Pre-Closing Tax Return required to be filed (or caused to be filed) by the Sellers pursuant to this Section 6.1(a). All such Tax Returns prepared by the Purchaser with respect to the Straddle Period shall be prepared on a basis consistent with past practice and prior Tax reporting positions (except as otherwise required by applicable Law), and the Purchaser shall provide the Sellers, at least twenty (20) calendar days prior to the applicable deadline for filing any such Tax Return with respect to the Straddle Period, a copy of the Tax Return for the Sellers’ review and comment. The Purchaser shall make all changes reasonably requested by the Sellers to such Tax Returns.

(b)            Any Tax refunds that are received by the Purchaser or the Company, and any amounts credited against Tax to which the Purchaser or the Company become entitled, that relate to Pre-Closing Tax Periods and are attributable to Transaction Tax Deductions shall be for the account of the Sellers, and the Purchaser shall pay over to the Sellers any such refund or the amount of any such credit within ten (10) days after receipt thereof or entitlement thereto. In addition, if the Purchaser or the Company realizes any reduction in its Liability for Taxes with respect to any taxable period (or portion thereof) ending after the Closing Date resulting, directly or indirectly, from a Transaction Tax Deduction, the Purchaser shall pay the amount of such reduction (net of costs and expenses incurred in connection therewith by the Company and/or the Purchaser) to the Sellers within ten (10) days after actually realizing such reduction. The Purchaser or the Company shall be deemed to actually realize a reduction in its Taxes as of the date the Tax Return that reflects such reduction is actually filed and based on a with/without calculation taking into account such Transaction Tax Deduction as the last item on the relevant Tax Return. Notwithstanding anything else herein, neither the Purchaser nor the Company shall be required to prepare and file any Tax Return or otherwise arrange its Tax affairs in a manner that maximizes the Tax benefits available as a result of the Transaction Tax Deductions.

Section 6.2         Transaction Taxes.

Notwithstanding any other provision of this Agreement to the contrary, all transfer, documentary, sales, use, value added, excise, stamp, registration and other such Taxes (including all applicable real estate transfer taxes) imposed by or payable to any jurisdiction or any Governmental Authority arising from the transactions contemplated hereby (collectively, “Transaction Taxes”) shall be borne by the Sellers. All necessary Tax Returns with respect to all such Transaction Taxes shall be filed by, and the relevant Transaction Tax shall be remitted by, the party required to do so under applicable Law or the administration thereof. The parties shall make such payments to each other party as necessary to effect the first sentence of this Section 6.2. For the avoidance of doubt, Transaction Taxes do not include income Taxes.

Section 6.3         Cooperation; Records Retention.

(a)            The Sellers and the Purchaser shall reasonably cooperate, and shall cause their respective Affiliates, officers, directors, managers, employees, agents, auditors and the Sellers and the Purchaser, respectively, to reasonably cooperate, in preparing and filing all Tax Returns or amended Tax Returns, resolving all disputes and audits relating to Taxes, determining any Tax liability or right to refund of Taxes or effectuating the terms of this Agreement, including by provision of any required power-of-attorney (or other form of authorization) and maintaining and making available to each other all records necessary in connection with Taxes.

(b)            The Purchaser shall retain all Tax Returns, schedules, and work papers and all material records and other documents relating thereto of the Company until the expiration of the later of (i) the seventh anniversary of the Closing Date or (ii) the date on which Taxes may no longer be assessed under the applicable statutes of limitation, including any waivers or extensions thereof. Thereafter, the Purchaser shall not destroy or dispose of any such Tax Returns, schedules, work papers or any other material records or other documents relating thereto without giving written notice to the Sellers of such pending destruction or disposal and offering the Sellers the right to copy such documents and information. The Purchaser shall be entitled to destroy or dispose of any such Tax Returns, schedules, work papers and all material records and other documents relating thereto described in such notice if the Sellers fail to request copies thereof within ninety (90) days after receipt of the notice described in this Section 6.3.

Section 6.4         Straddle Period.

For purposes of this Agreement, in the case of any Straddle Period, the amount of any Taxes based on or measured by income or receipts of the Company for the Pre-Closing Tax Period shall be determined based on an interim closing of the books as of the close of business on the Closing Date.

Section 6.5         Conduct After Closing. Without the prior consent of the Sellers, which consent shall not be unreasonably withheld, conditioned or delayed, (i) except as otherwise required by applicable Law (the Purchaser shall notify the Sellers in the event the Purchaser has determined that such requirement applies), the Purchaser shall not, and shall not permit its Affiliates to, take any action on the Closing Date or after the Closing that could reasonably be expected to affect the Tax Liability of the Sellers or any of their Affiliates (including the Company) for any taxable year or period (or portion thereof) ending on or prior to the Closing Date, (ii) except as provided in Section 6.1(a) or as otherwise required by applicable Law (the Purchaser shall notify the Sellers in the event Purchaser has determined that such requirement applies), the Purchaser shall not file or cause or permit the Company to file any amended Tax Return, or take any action relating to a Tax Return (including the provision of an extension of the period of limitations for assessment of any Tax), with respect to any period ending on or prior to the Closing Date, make any Tax election or effect any change in Tax accounting method affecting any such period and (iii) none of the Purchaser, the Company, nor any of their Affiliates shall make any election under Sections 338 or 336(e) of the Code and the Treasury Regulations thereunder (or any similar state or local provision) with respect to the transactions contemplated by this Agreement.

Section 6.6         Intended Tax Treatment. The parties hereto acknowledge and agree that, pursuant to IRS Revenue Ruling 99-6, 1999-1 C.B. 432, Situation 2, the purchase of the Membership Interest pursuant hereto will be treated for federal, state, and local income Tax purposes (the “Intended Tax Treatment”): (i) with respect to Sellers, as a sale of such Membership Interest by Sellers in exchange for the Purchase Price (and the relief of related partnership liabilities), and (ii) with respect to the Purchaser, as a liquidating distribution of partnership assets and liabilities to Sellers of the Membership Interest, immediately followed by the Purchaser’s purchase of former partnership assets from Sellers of the Membership Interest in exchange for the Purchase Price (and the assumption of former related partnership liabilities). As a result of such purchase and sale, the status of the Company as a partnership for federal income tax purposes will terminate under Section 708(b)(1)(A) of the Code. None of the parties hereto shall take any position for income Tax purposes that is inconsistent with the Intended Tax Treatment described in this Section 6.6.

Section 6.7         Allocation. Consistent with the Intended Tax Treatment, the parties hereto agree that the Purchase Price, as adjusted pursuant to this Agreement, plus any other items that are required for federal income Tax purposes to be treated as consideration for the purchase of the Company’s assets (the “Total Allocable Price”), shall be allocated (the “Allocation”) among the assets of the Company in a manner consistent with the principles of Section 1060 of the Code (and any similar provision of state or local law, as appropriate) based upon the relative fair market values thereof in accordance with the methodology set forth on Schedule 6.7. Within sixty (60) days following the Closing Date, the Purchaser shall prepare and deliver to the Sellers prompt review and comment, the draft Allocation (“Draft Allocation”) and all supporting schedules for such Draft Allocation. The Sellers shall have thirty (30) days after the receipt of the Draft Allocation to propose in good faith any changes to the Purchaser’s Draft Allocation. If the Sellers do not object to the Draft Allocation within such thirty (30) day period, such Draft Allocation shall become final. If the Sellers object to any portion of the Draft Allocation in writing within thirty (30) days after receipt of the Draft Allocation, the Purchaser and the Sellers shall act in good faith to resolve any such dispute in the thirty (30) days following the Purchaser’s receipt of the Sellers written objection. If the Purchaser and the Sellers do not reach agreement within such thirty (30) day period with respect to all items objected to by the Sellers with respect to the Draft Allocation, the Purchaser and the Sellers will jointly select a certified public accountant of regional reputation (the “Accountant”) to determine any items upon which agreement has not been so reached. The Accountant shall determine all items upon which agreement has not been so reached with respect to the Draft Allocation within thirty (30) days after the submission of such items to the Accountant. The Purchaser and the Sellers shall each bear fifty percent (50%) of the fees and expenses of the Accountant. The Purchaser and the Sellers shall each bear one hundred percent (100%) of their own related expenses other than expenses related to the Accountant. The Parties will file timely any forms and statements required under federal, state and local income Tax Laws consistent with the Draft Allocation as agreed to or as finally determined by the Accountant, as the case may be (the “Final Allocation Schedule”). The Final Allocation Schedule will be revised to take into account any subsequent adjustments to the Purchase Price and any changes to the assumed liabilities or other consideration required to be taken into account under applicable Law, in the manner provided by Sections 751(a) and 1060 of the Code and the Treasury Regulations thereunder. The Purchaser, on the one hand, and Sellers, on the other hand, each agree to promptly notify the other in writing upon receipt of notice of any pending or threatened Tax audit or assessment challenging the Final Allocation Schedule.

ARTICLE VII
INDEMNIFICATION

Section 7.1         Survival. Subject to the limitations and other provisions in this Agreement, (i) the representations and warranties set forth in Section 2.1 (Ownership; Good Title; Encumbrance), Section 2.2 (Organization; Standing; Qualification and Power), Section 2.3 (Authority; Execution and Delivery; Enforceability), Section 2.4 (Capitalization), Section 2.11 (Employees), Section 2.12 (Taxes), Section 2.14 (Intellectual Property), Section 2.20 (Brokers and Finders), Section 3.1 (No Conflicts for Unger), and Section 3.2(a) (Organization and Authority – with respect to DINZE) in this Agreement (the “Fundamental Reps”) shall survive and remain in full force and effect at all times from and after the Closing for sixty (60) months, provided that the representations in warranties set forth in Section 2.12 shall survive until the date that is ninety (90) days following the expiration of all periods allowed for objecting to or appealing from the final determination of any proceedings relating to any assessment, reassessment or additional assessment of the Company by any Governmental Authority in respect of any Tax period ending on or prior to the Closing Date; (ii) the representations and warranties set forth in Section 4.1 (Incorporation and Authority of Purchaser); Section 4.2 (Authority; Execution and Delivery; Enforceability); and Section 4.7 (Brokers and Finders) in this Agreement (the “Purchaser Fundamental Reps”) shall survive and remain in full force and effect for sixty (60) months; and (iii) all other representations and warranties set forth in this Agreement, and the right to assert a claim for indemnification with respect thereto pursuant to Section 7.2, Section 7.3 or Section 7.4, shall survive the Closing solely for purposes of this ARTICLE VII and shall terminate on the twenty (20) month anniversary of the Closing Date and shall thereafter be of no further force or effect. The covenants and agreements of the parties set forth in this Agreement shall not survive the Closing except with respect to those covenants and agreements that by their terms contemplate performance in whole or in part after the Closing, which shall remain in full force and effect until the date by which such covenant or agreement is required to be performed. The period for which a representation, warranty, covenant or agreement survives the Closing is referred to herein as the “Survival Period”. The obligations in this ARTICLE VII to indemnify and hold harmless any Indemnified Party, shall terminate and be of no further force or effect, in respect of a breach of any representation or warranty, at the end of the Survival Period and, in respect of a breach of any covenant, when such covenant terminates or expires pursuant to the terms hereof; provided, however, that such obligations to indemnify and hold harmless shall not terminate with respect to any item as to which the Indemnified Party shall have made, before the expiration of the applicable Survival Period, a bona fide claim by delivering a notice of such claim (stating in reasonable detail the basis of such claim) pursuant to Section 7.7 to the Indemnifying Party, and the representation or warranty, covenant or agreement that is the subject of such indemnification claim (and right of the Indemnified Party to indemnification therefor) shall survive with respect to such claim until fully resolved.

Section 7.2         Indemnification by the Purchaser. Subject to the other terms, conditions and limitations of this Agreement (including the provisions of Sections 7.1 and 7.5), from and after the Closing, the Purchaser shall indemnify and defend the Sellers and their Affiliates and their respective officers, directors and managers (or Persons serving in similar capacities), employees, successors and assigns (the “Seller Indemnified Parties”) against, and hold the Seller Indemnified Parties harmless from, and shall pay and reimburse each of them for, all Losses incurred or sustained by, or imposed upon, any of the Seller Indemnified Parties to the extent arising out of:

(a)            any inaccuracy or breach by the Purchaser of any representation or warranty made by the Purchaser in this Agreement or any Related Document;

(b)            any breach of or failure by the Purchaser to perform or comply with any covenant or agreement of the Purchaser in this Agreement or Related Document; or

(c)            any Liability arising from the Purchaser’s ownership of, or conduct of the business of, the Company after Closing; except to the extent arising from the direct actions of a Seller as an employee or officer of the Company or the Purchaser.

Section 7.3         Indemnification by the Sellers. Subject to the other terms, conditions and limitations of this Agreement (including the provisions of Sections 7.1 and 7.5), from and after the Closing, the Sellers, shall, severally and not jointly, in accordance with their Pro-Rata Portion, indemnify and defend the Purchaser and its Affiliates and their respective officers, directors and managers (or Persons serving in similar capacities), employees, successors and assigns (the “Purchaser Indemnified Parties”) against, and hold the Purchaser Indemnified Parties harmless from, and shall pay and reimburse each of them for, all Losses incurred or sustained by, or imposed upon, any of the Purchaser Indemnified Parties to the extent resulting from or arising out of:

(a)            any inaccuracy of or breach by a Seller of any representation or warranty made by such Seller in this Agreement or any Related Document;

(b)            any breach of or failure by a Seller or the DINZE Member to perform or comply with any covenant or agreement of such Person in this Agreement or any Related Document (other than the employment agreement);

(c)            (i) any Taxes (or the non-payment thereof) of, or with respect to, the Company for any Pre-Closing Tax Period which is attributable to the portion of such period ending on the Closing Date, including any tax assessment resulting from application of the centralized partnership audit regime enacted by the Bipartisan Budget Act of 2015, or (ii) all Taxes of any Person for a Pre-Closing Tax Period for which the Company is liable under Treasury Regulations § 1.1502-6 (or any similar provision of state, local or federal Law), as a transferee or successor, under any Tax agreement by contractual obligation, or otherwise, and any withholding Tax imposed or otherwise due with respect to any payment under this Agreement; or

(d)            any Liability arising from the conduct of the business of the Company prior to Closing.

Section 7.4         Indemnification by DINZE and the DINZE Member. Subject to the other terms, conditions and limitations of this Agreement (including the provisions of Sections 7.1 and 7.5), from and after the Closing, DINZE and the DINZE Member, jointly and severally, shall indemnify and defend the Purchaser Indemnified Parties against, and hold the Purchaser Indemnified Parties harmless from, and shall pay and reimburse each of them for, all Losses incurred or sustained by, or imposed upon, any of the Purchaser Indemnified Parties to the extent resulting from or arising out of any inaccuracy of or breach by DINZE or the DINZE Member of any representation or warranty made by such parties under Article II or Section 3.2 of this Agreement or made by DINZE or the DINZE Member in any Related Document.

Section 7.5         Limitations on Indemnification.

(a)            Notwithstanding anything to the contrary set forth in this Agreement:

 (i)            the Sellers shall not be liable to any Purchaser Indemnified Party for any claim for indemnification pursuant to Section 7.3 (other than with respect to claims for inaccuracies in or breaches of the Fundamental Reps) unless and until the aggregate amount of indemnifiable Losses that may be recovered from the Sellers equals or exceeds One Hundred Fifty Thousand and 00/100 Dollars ($150,000.00) (the “Basket Amount”), in which case the Sellers shall be liable for all indemnifiable Losses from the first dollar;

 (ii)           DINZE and the DINZE Member shall not be liable to any Purchaser Indemnified Party for any claim for indemnification pursuant to Section 7.4 (other than with respect to claims for inaccuracies in or breaches of the Fundamental Reps) unless and until the aggregate amount of indemnifiable Losses that may be recovered from DINZE and the DINZE Member equals or exceeds the Basket Amount, in which case DINZE and the DINZE Member shall be liable for all indemnifiable Losses from the first dollar;

 (iii)          the Purchaser shall not be liable to any Seller Indemnified Party for any claim for indemnification pursuant to Section 7.2 unless and until the aggregate amount of indemnifiable Losses that may be recovered from the Purchaser equals or exceeds the Basket Amount, in which case the Purchaser shall be liable for all indemnifiable Losses for which it is liable from the first dollar;

 (iv)          no Indemnified Party shall be entitled to recover any amount relating to any matter arising under one provision of this Agreement to the extent such Indemnified Party (or other Purchaser Indemnified Parties in the event of a Purchaser Indemnified Party, or other Seller Indemnified Parties in the event of a Seller Indemnified Party) has already recovered such amount with respect to such matter pursuant to that or other provisions of this Agreement;

 (v)           in no event shall an Indemnifying Party have liability to the Indemnified Party for any consequential, special, incidental, punitive or exemplary damages, except if and to the extent any such damages are actually recovered against an Indemnified Party pursuant to a Third Party Claim; and

 (vi)          in no event will Unger’s indemnification obligations under this ARTICLE VII exceed Two Million Seven Hundred Thousand and 00/100 Dollars ($2,700,000.00), other than with respect to claims for inaccuracies in or breaches of the Fundamental Reps in ARTICLE II and Section 3.1, which shall be limited to the portion of the Purchase Price actually paid to Unger pursuant to this Agreement;

 (vii)         in no event will DINZE and DINZE Member’s indemnification obligations under this ARTICLE VII exceed Three Hundred Thousand and 00/100 Dollars ($300,000.00), in the aggregate, other than with respect to claims for inaccuracies in or breaches of the Fundamental Reps in ARTICLE II and Section 3.2, which shall be limited to the portion of the Purchase Price paid to DINZE pursuant to this Agreement;

 (viii)        in no event will the Purchaser’s indemnification obligations under this ARTICLE VII exceed Three Million and 00/100 Dollars ($3,000,000.00), other than with respect to claims for inaccuracies in or breaches of the Purchaser Fundamental Reps, which shall not be so limited.

(b)            The parties acknowledge and agree that, following the Closing, their sole and exclusive remedy with respect to any and all claims relating to this Agreement and the transactions contemplated hereby (other than claims arising from fraud or intentional or willful misconduct) shall be pursuant to the indemnification provisions set forth in this ARTICLE VII. In furtherance of the foregoing, each party hereby waives on its own behalf and (in the case of the Purchaser, on behalf of the Purchaser Indemnified Parties (including the Company following the Closing) and in the case of Sellers, on behalf of the Seller Indemnified Parties) to the fullest extent permitted under Law, any and all claims it may have against any of the other parties or their Affiliates arising under or based upon this Agreement, any document or certificate delivered in connection herewith, any Law or otherwise, except pursuant to the indemnification provisions set forth in this ARTICLE VII. Nothing in this Section 7.5(b) shall limit any Person’s right to seek and obtain any equitable relief to which any Person shall be entitled or to seek any remedy on account of any Person’s fraudulent, intentional or willful misconduct.

Section 7.6         Computation of Indemnity Payments.

(a)            The amount payable under this ARTICLE VII in respect of any Loss shall be calculated net of any insurance proceeds or other amounts under indemnification agreements with third parties received by the Indemnified Party on account thereof (net of any actual collection costs and reserves, deductibles, premium adjustment and retrospectively rated premiums).

(b)            In the event that an insurance or other recovery is made at any time after an indemnification payment by the Indemnifying Party has been made with respect to any indemnified Loss, then, to the extent of the amount of such indemnification payment, a refund equal to the aggregate net amount of the recovery (less the costs of recovery to the Indemnified Party and net of any deductibles, premium adjustment and retrospectively rated premiums) shall be made promptly to the applicable Indemnifying Party. The party making any indemnification payment hereunder shall be subrogated to all rights of the Indemnified Party in respect of any Losses indemnified by such party.

(c)            Notwithstanding anything to the contrary contained herein, for purposes of determining the amount of any Losses, in each case, that is the subject matter of a claim for indemnification hereunder, each representation, warranty, covenant and other provision contained in this Agreement (including the schedules and each certificate delivered pursuant hereto) shall be read without regard and without giving effect to any qualification regarding materiality, Material Adverse Effect or other terms of similar import or effect contained in a representation, warranty, covenant or other provision (as if such standard or qualification were deleted from such representation, warranty, covenant or other provision).

(d)            Unless otherwise expressly provided in writing, the waiver of any condition relating to any representation, warranty, covenant, or obligation will not affect the right to indemnification, payment, reimbursement, or other remedy based upon such representation, warranty, covenant, or obligation.

Section 7.7         Procedures for Indemnification.

(a)            Any Person making a claim for indemnification under this ARTICLE VII is referred to herein as an “Indemnified Party”. The Person from whom indemnification is sought is referred to herein as the “Indemnifying Party”. Promptly after receiving notice of any Proceeding, investigation, demand or other claim against the Indemnified Party by a third party (a “Third Party Claim”), the Indemnified Party shall provide written notice of such claim (any such written notice, an “Indemnification Notice”) to: (i) the Purchaser, if the Third Party Claim arises under Section 7.2, (ii) the Sellers, if the Third Party Claim arises under Section 7.3, and (iii) DINZE, if the Third Party Claim arises under Section 7.4. Each such Indemnification Notice shall describe in reasonable detail the applicable Third Party Claim, including the facts giving rise to such claim for indemnification hereunder, the amount or method of computation of the amount of such claim (if known); provided, that the failure to so notify an Indemnifying Party shall not relieve the Indemnifying Party of its obligations hereunder except to the extent that the Indemnifying Party is actually prejudiced by such failure. The Indemnified Party shall also provide such other information with respect thereto as the Indemnifying Party may reasonably request.

(b)            Any Indemnifying Party shall be entitled to participate in the defense of such Third Party Claim at such Indemnifying Party’s expense, and at its option shall be entitled to assume the defense thereof within ten (10) Business Days after receipt of the Indemnification Notice if the Indemnifying Party acknowledges in writing the Indemnifying Party’s obligation to indemnify the Indemnified Party against any Losses that may result from such Third Party Claim and by appointing a reputable counsel reasonably acceptable to the Indemnified Party to be the lead counsel in connection with such defense; provided, that the Indemnified Party shall be entitled to participate in the defense of such Third Party Claim and to employ counsel of its choice for such purpose; provided, that the fees and expenses of such separate counsel shall be borne by the Indemnified Party and shall not be recoverable from such Indemnifying Party under this ARTICLE VII. Notwithstanding the foregoing, if the Indemnified Party shall have determined in good faith, and upon advice of counsel, that an actual conflict of interest makes representation of the Indemnifying Party and the Indemnified Party by the same counsel inappropriate, then the Indemnified Party may, upon notice to the Indemnifying Party, engage separate counsel, and the reasonable fees and expenses of such separate counsel shall be borne by the Indemnifying Party to the extent the Third Party Claim is indemnifiable hereunder.

(c)            Upon assumption of the defense of any such Third Party Claim by the Indemnifying Party, the Indemnified Party will not pay, or permit to be paid, any part of the Third Party Claim, unless the Indemnifying Party consents in writing to such payment. Notwithstanding anything to the contrary herein, the Indemnifying Party shall not compromise or settle, or admit any Liability with respect to, any Third Party Claim without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld, conditioned or delayed), unless the relief (i) is not in respect of a Third Party Claim for Taxes, (ii) consists solely of money damages (all of which the Indemnifying Party shall pay) and (iii) includes a provision whereby the plaintiff or claimant in the matter releases the Indemnified Party from all Liability with respect thereto; provided, however, that if the Indemnified Party fails to consent to such settlement or compromise and such settlement or compromise does not include injunctive relief, the Liability of the Indemnifying Party with respect to such Third Party Claim under this Agreement shall be limited to the amount that would have otherwise been payable had the Indemnifying Party entered into such settlement or compromise.

(d)            In all cases, the Indemnified Party shall provide its reasonable cooperation with the Indemnifying Party in defense of claims or litigation relating to Third Party Claims, including by making employees, information and documentation reasonably available. If the Indemnifying Party shall not, within ten (10) Business Days of receiving the Indemnification Notice, notify the Indemnified Party that it shall assume the defense of any such Third Party Claim, or fails to defend or withdraws from the defense of any such Third Party Claim or the Indemnifying Party is any Seller and the claim(s) relate to or arise in connection with any Purchaser Defensible Matter, the Indemnified Party may defend against such matter in a manner consistent with the above provisions regarding conduct of the defense by the Indemnified Party; provided, that the Indemnified Party may not settle any such matter without the written consent of the Indemnifying Party (which consent shall not be unreasonably withheld, conditioned or delayed). Any of following shall constitute a “Purchaser Defensible Matter”: (i) the claim for indemnification relates to or arises in connection with any criminal or quasi-criminal proceeding, Action, indictment, allegation or investigation, (ii) the Indemnified Party reasonably believes an adverse determination with respect to the Third Party Claim would be materially detrimental to or materially injure the Indemnified Party’s reputation or future business prospects, (iii) the claim seeks an injunction or other equitable relief against the Indemnified Party, (iv) the Indemnified Party has been advised by counsel to the effect that a reasonable likelihood exists of a conflict of interest between the Indemnifying Party and the Indemnified Party or (v) the estimated Loss is less than (and would not cause the aggregate of all Losses to exceed) the Basket Amount.

(e)            The Indemnified Party shall provide written notice of claim that is not a Third Party Claim to: (i) the Purchaser, if such claim arises under Section 7.2, (ii) the Sellers, if such claim arises under Section 7.3, and (iii) DINZE, if such claim arises under Section 7.4. Such claim shall describe in reasonable detail the facts giving rise to any claim for indemnification hereunder, the amount or method of computation of the amount of such claim (if known); provided, that the failure to so notify an Indemnifying Party shall not relieve the Indemnifying Party of its obligations hereunder except to the extent that (and only to the extent that) the Indemnifying Party is materially prejudiced by such failure. The Indemnified Party shall also provide such other information with respect thereto as the Indemnifying Party may reasonably request. In the event that the Indemnifying Party does not notify the Indemnified Party that it disputes such claim within thirty (30) days from receipt of the claim notice, the Indemnifying Party will be deemed to have acknowledged liability for such claim and the Sellers shall promptly pay such claim. If the Indemnifying Party disputes the validity or amount of any such claim, the Indemnifying Party shall so notify the Indemnified Party in writing within thirty (30) days after receipt of the claim notice specifying in reasonable detail the points of disagreement. If any dispute is not resolved within thirty (30) days after the Indemnified Party receives a dispute notice, then either of such parties can initiate an action pursuant to Section 9.10.

(f)             Subject to this ARTICLE VII, within ten (10) days after any final decision, judgment or award shall have been rendered by a Governmental Authority with competent jurisdiction (and a resolution of any appeal therefrom and the expiration of the time in which to appeal therefrom), or a settlement shall have been consummated, or the Indemnified Party and the Indemnifying Party shall have arrived at a mutually binding agreement, in each case, with respect to a claim hereunder (i) if the claim for indemnification was brought pursuant to Section 7.2, the indemnifying Purchaser shall pay or cause to be paid all sums due and owing to the Seller Indemnified Party in immediately available funds to an account specified by the Seller Indemnified Party, (ii) if the claim for indemnification was brought pursuant to Section 7.3, the indemnifying Seller shall pay or cause to be paid all sums due and owing to the Purchaser Indemnified Party in immediately available funds to an account specified by the Purchaser Indemnified Party, and (iii) if the claim for indemnification was brought pursuant to Section 7.4, the DINZE or the DINZE Member shall pay or cause to be paid all sums due and owing to the Purchaser Indemnified Party in immediately available funds to an account specified by the Purchaser Indemnified Party.

Section 7.8         Characterization of Indemnification Payments. Unless otherwise required by Law, all payments made pursuant to this ARTICLE VII shall be treated for all Tax purposes as adjustments to the Purchase Price.

ARTICLE VIII
SHARE RESTRICTIONS

Section 8.1         Applicable to Unger Closing Stock – Transfers During Restricted Period.

(a)            No Transfer without Consent. Subject to any exceptions set forth in this Agreement, during the Restricted Period, the Unger Closing Stock or the rights relating thereto may not be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by Unger (whether by operation of law or otherwise) without the consent of the Purchaser, which consent may be withheld in the Purchaser’s sole and absolute discretion. Any attempt to assign, alienate, pledge, attach, sell or otherwise transfer or encumber the Unger Closing Stock or the rights relating thereto during the Restricted Period, without the Purchaser’s consent, shall be wholly ineffective and, if any such attempt is made, the Unger Closing Stock will be forfeited by the Unger and all of Unger’s rights to such shares shall immediately terminate without any payment or consideration by the Purchaser.

(b)            Permitted Transfers. Anything to the contrary contained in this Article VIII notwithstanding, the transfer of any or all of the Unger Closing Stock on Unger’s death, by will or intestacy shall be exempt from the provisions of Section 8.1. In such case, the transferee or other recipient shall receive and hold the Unger Closing Stock so transferred subject to the provisions of this Agreement, including this Article VIII, and there shall be no further transfer of such Unger Closing Stock except in accordance with the terms of this Article VIII.

(c)            Transfer Restriction Legend. In addition to any other legend required under this Agreement, the book-entry representing the Unger Closing Stock shall be restricted with a stop order legend in substantially the following form, until such time as it is not required under Section 8.1(d) or applicable law:

THE SECURITIES REFERENCED HEREIN MAY BE TRANSFERRED ONLY IN ACCORDANCE WITH THE TERMS OF AN AGREEMENT BETWEEN THE COMPANY AND THE STOCKHOLDER, A COPY OF WHICH IS ON FILE WITH AND MAY BE OBTAINED FROM THE SECRETARY OF THE COMPANY AT NO CHARGE. THE COMPANY SHALL NOT REGISTER OR OTHERWISE RECOGNIZE OR GIVE EFFECT TO ANY PURPORTED TRANSFER OF SECURITIES THAT DOES NOT COMPLY WITH THE TERMS OF SAID AGREEMENT.

(d)            Removal of Legend. The stop order legend set forth in Section 8.1(c) shall be removed upon the earliest to occur of (i) the end of the Restricted Period, (ii) the presentation of the Stock Power to the Purchaser’s transfer agent pursuant to Sections 1.3(a) or 1.3(b), and (iii) the death or Disability of Unger. Upon the first to occur of the events set forth in the immediately preceding sentence, the Purchaser shall promptly instruct its transfer agent to remove the stop order from the shares of Unger Closing Stock and shall promptly cause its counsel to issue any legend removal opinion required by the transfer agent. In the event that the stop order legend is required to be removed as a result of clause (i) above, the Purchaser shall make such instruction and cause the delivery of such opinion within three (3) trading days following the event.

Section 8.2         Applicable to all Shares of OrthoPediatrics Stock – Rule 144.

(a)            Compliance with Securities Laws. Each Seller acknowledges and agrees that the shares of OrthoPediatrics Stock to be issued hereunder may be disposed of only pursuant to an effective registration statement under, and in compliance with the requirements of, the Securities Act, or pursuant to an available exemption from, or in a transaction not subject to, the registration requirements of the Securities Act, and in compliance with any applicable state, federal or foreign securities Laws. In connection with any transfer of the shares other than (i) pursuant to an effective registration statement, (ii) to the Purchaser, or (iii) pursuant to Rule 144, the Purchaser may require the transferor thereof to provide to the Purchaser, at the transferor’s expense, an opinion of counsel selected by the transferor and reasonably acceptable to the Purchaser, the form and substance of which opinion shall be reasonably satisfactory to the Purchaser, to the effect that such transfer does not require registration of such transferred shares under the Securities Act.

(b)            Private Placement Legend. The book-entry representing the shares of OrthoPediatrics Stock to be issued hereunder shall be restricted with a stop order legend in substantially the following form, until such time as they are not required under Section 8.2(d) or applicable law:

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR APPLICABLE STATE SECURITIES LAWS. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD, TRANSFERRED OR ASSIGNED (I) IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT FOR THE SECURITIES UNDER THE SECURITIES ACT OR (B) AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS OR BLUE SKY LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY OR (II) UNLESS SOLD PURSUANT TO RULE 144 UNDER SAID ACT (PROVIDED THAT THE TRANSFEROR PROVIDES THE COMPANY WITH REASONABLE ASSURANCES THAT THE SECURITIES MAY BE SOLD PURSUANT TO SUCH RULE). NO REPRESENTATION IS MADE BY THE ISSUER AS TO THE AVAILABILITY OF THE EXEMPTION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT FOR RESALES OF THESE SECURITIES.

(c)            Purchaser Compliance. In order to enable the Seller to sell the OrthoPediatrics Stock under Rule 144 of the Securities Act, for a period of six (6) months following the Closing Date, the Purchaser shall, at its expense, maintain the registration of OrthoPediatrics Stock under Section 12(b) or 12(g) of the Exchange Act and timely file (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Purchaser after the date hereof pursuant to the Exchange Act. During such six (6) month period, if the Purchaser is not required to file reports pursuant to such laws, it will prepare and furnish to the Shareholder and make publicly available the information described in Rule 144(c)(2), if the provision of such information would allow resales of the shares of OrthoPediatrics Stock issuable hereunder pursuant to Rule 144.

(d)            Removal of Legends. The stop order set forth in Section 8.2(a) above shall be removed if (i) such shares are registered for resale under the Securities Act, or (ii) such shares are sold or transferred pursuant to Rule 144 (if the transferor is not an Affiliate of the Purchaser). Following the satisfaction of the conditions set forth in clauses (i) or (ii), the Purchaser shall instruct its transfer agent to remove the stop order from the shares and shall cause its counsel to issue any legend removal opinion required by the transfer agent within three (3) trading days following a Shareholder’s delivery of proper transfer instruction and a proper representation letter to Purchaser or its transfer agent with content reasonably required by Purchaser’s counsel.

ARTICLE IX
GENERAL PROVISIONS

Section 9.1         Expenses. Except as otherwise set forth herein, all costs and expenses, including fees and disbursements of Representatives incurred in connection with this Agreement, the Related Documents and the transactions contemplated hereby and thereby, will be paid by the party incurring such costs and expenses, whether or not the Closing will have occurred.

Section 9.2         Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or if by facsimile or email, upon written confirmation of receipt by facsimile, e-mail or otherwise, (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

 (i)            if to the Purchaser:

OrthoPediatrics Corp.

2850 Frontier Drive

Warsaw, Indiana 46582

Telephone: (574) 268-6379

Attention: David Bailey, Chief Executive Officer

Email: dbailey@orthopediatrics.com

with a copy to:

Dentons Bingham Greenebaum LLP

2700 Market Tower

10 W. Market Street

Indianapolis, Indiana 46204

Telephone: (317) 635-8900

Facsimile: (317) 236-9907

Attention: Jeremy E. Hill, Esq.

Email: jeremy.hill@dentons.com

 (ii)           if to the Sellers:

Kevin Unger

10775 State Route 521,

Sunbury, OH 43074

Email: klu25@aol.com

and

DINZE LLC

5156 Copper Creek Dr.

Dublin, OH 43016

Attention: Shani Bhavsar

Email: shani@dashtechinc.com

with a copy to:

The Gillespie Law Group, LTD.

875 North High Street, 3rd Floor

Columbus, OH 43215

Attention: Dave Gillespie, Managing Partner

Email: dgillespie@gillespiegroup.law

Section 9.3         Severability. It is the desire and intent of the parties hereto that the provisions of this Agreement be enforced to the fullest extent permissible under the Laws and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, if any particular provision of this Agreement shall be adjudicated by a court of competent jurisdiction to be invalid, prohibited or unenforceable for any reason, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction. Notwithstanding the foregoing, if such provision could be more narrowly drawn so as not to be invalid, prohibited or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so narrowly drawn, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

Section 9.4         Enforcement; Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each of the parties shall be entitled to specific performance of the terms hereof, including an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the Indiana State or federal court sitting in Marion County, Indiana (and appellate courts from any of the foregoing), this being in addition to any other remedy to which such party is entitled at law or in equity. Each of the parties hereby further waives (i) any defense in any action for specific performance that a remedy at law would be adequate and (ii) any requirement under any Law to post security as a prerequisite to obtaining equitable relief.

Section 9.5         Entire Agreement. This Agreement and the Related Documents (including the Exhibits and Schedules hereto and thereto) contain the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and thereof and supersede all prior agreements and understandings relating to such subject matter. Neither party shall be liable or bound to any other party in any manner by any representations, warranties or covenants relating to such subject matter except as specifically set forth herein or in the Related Documents.

Section 9.6         Assignment. Except as otherwise set forth in this Section 9.6, this Agreement and the rights and obligations hereunder shall not be assignable or transferable by any of the parties hereto without the prior written consent of the Purchaser and Unger; however, the Purchaser shall (and may) assign its rights and obligations under this Agreement to any successor purchaser pursuant to Change of Control of Purchaser, and such successor purchaser shall continue to be liable for the Purchaser’s obligations hereunder, including the obligations to pay the Purchase Price, and proper provision shall be made so that the successors and assigns of the Purchaser shall assume all of the obligations of the Purchaser set forth in this Agreement. The provisions of this Agreement will be binding upon and inure to the benefit of the parties and their respective successors and assigns. Any attempted assignment in violation of this Section 9.6 shall be null and void.

Section 9.7         No Third-Party Beneficiaries. Except as set forth in Section 1.3, ARTICLE VII, and Section 9.12, this Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing in this Agreement expressed or implied shall give or be construed to give to any Person, other than the parties hereto and such successors and permitted assigns, any legal or equitable rights under this Agreement.

Section 9.8         Amendment. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing signed by the Sellers and the Purchaser and otherwise as expressly set forth herein.

Section 9.9         Waiver. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies that they would otherwise have hereunder. Any agreement on the part of any party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by a duly authorized officer on behalf of such party.

        Section 9.10       Governing Law; Jurisdiction.

(a)            This Agreement and all disputes, claims or controversies relating to, arising out of, or in connection with this Agreement shall be governed by and construed in accordance with the internal Laws of the State of Indiana without regard to the Laws of any other jurisdiction that might be applied because of the conflicts of Laws rules of the State of Indiana.

(b)            Each party irrevocably agrees that any Proceeding arising out of or relating to this Agreement or the Related Documents brought by any other party or its successors or assigns shall be brought and determined in the Indiana State or federal court sitting in Marion County, Indiana (and appellate courts from any of the foregoing), and each party hereby irrevocably submits to the exclusive jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such Proceeding arising out of or relating to this Agreement or the Related Documents and the transactions contemplated hereby and thereby. Each party agrees not to commence any Proceeding relating thereto except in the courts described above in Indiana, other than Proceedings in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Indiana as described herein. Each party further agrees that notice as provided herein shall constitute sufficient service of process and each party further waives any argument that such service is insufficient. Each party hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Proceeding arising out of or relating to this Agreement, the Related Documents or the transactions contemplated hereby or thereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in Indiana as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the Proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such Proceeding is improper or (iii) this Agreement or the Related Documents, or the subject matter hereof or thereof, may not be enforced in or by such courts.

Section 9.11       Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE RELATED DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY.

Section 9.12       No Recourse. Notwithstanding anything that may be expressed or implied in this Agreement, each party hereto covenants, agrees and acknowledges that no recourse hereunder, or under any documents or instruments delivered in connection herewith, shall be had against any of the Sellers’, the Purchaser’s, the Company’s or any of their respective Affiliates’ former, current or future direct or indirect equity holders, Controlling Persons, stockholders, directors, officers, employees, agents, members, managers, general or limited partners or assignees (each a “Related Party” and collectively, the “Related Parties”), in each case other than the Sellers, the Purchaser, the Company, or any of their respective successors and permitted assignees under this Agreement, whether by the enforcement of any assessment or by any legal or equitable Proceeding, or by virtue of any applicable Law, it being expressly agreed and acknowledged that no personal Liability whatsoever shall attach to, be imposed on or otherwise be incurred by any of the Related Parties, as such, for any Liability of any of the Sellers, the Purchaser, the Company, or any of their Affiliates under this Agreement or any documents or instruments delivered in connection herewith for any claim based on, in respect of or by reason of such Liabilities or their creation; provided, however, nothing in this Section 9.12 shall relieve or otherwise limit the Liability of any of the Sellers, the Purchaser, the Company, or any Affiliate, as such, for any breach or violation of its obligations under such agreements, documents or instruments.

Section 9.13       Disclosure Schedules. The information set forth in this Agreement and the Disclosure Schedules attached hereto is disclosed solely for purposes of this Agreement, and no information set forth herein or therein shall be deemed to be an admission by any party hereto to any third party of any matter whatsoever (including any violation of Law or breach of Contract). Notwithstanding anything to the contrary set forth in the Disclosure Schedules or in this Agreement, the information and disclosures set forth in any section of the Disclosure Schedules shall be deemed to be disclosed and incorporated by reference in any other section of the Disclosure Schedules as though fully set forth in such section of the Disclosure Schedules for which applicability of such information and disclosure is reasonably apparent on its face to an independent third party that such item is applicable to such other section. The fact that any item of information is disclosed in any section of the Disclosure Schedules shall not be construed to mean that such information is required to be disclosed by this Agreement.

Section 9.14       Interpretation. The headings set forth in this Agreement, in any Exhibit or Disclosure Schedule hereto and in the table of contents to this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Except when the context requires otherwise, any reference in this Agreement to any Article, Section, clause, Schedule or Exhibit shall be to the Articles, Sections and clauses of, and Schedules and Exhibits to, this Agreement. The words “include,” “includes” and “including” are deemed to be followed by the phrase “without limitation” and the term “dollar” or “$” means lawful currency of the United States. Reference to any Person includes such Person’s successors and assigns to the extent such successors and assigns are permitted by the terms of any applicable agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity or individually. Reference to any agreement (including this Agreement), document or instrument means such agreement, document or instrument as amended or modified and in effect from time to time in accordance with the terms thereof and, if applicable, the terms hereof. Reference to any Law means such Law as amended, modified, codified, replaced or re-enacted, in whole or in part, including rules, regulations, enforcement procedures and any interpretations promulgated thereunder, all as in effect on the date hereof. Any reference to the masculine, feminine or neuter gender shall include such other genders and any reference to the singular or plural shall include the other, in each case unless the context otherwise requires. All Exhibits and Disclosure Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Where a document or other information is described as being “delivered to” or “made available to” Purchaser, it shall be construed to mean that such document or other information was actually delivered to the Purchaser or the Purchaser or one of its representatives or posted to the virtual data room maintained by the Company prior to the date of this Agreement.

Section 9.15       No Presumption Against Drafting Party. The parties hereto each acknowledge that they have been represented by counsel in connection with this Agreement and the transactions contemplated by this Agreement. Accordingly, any rule of Law or any legal decision that would require interpretation of any claimed ambiguities in this Agreement against the drafting party has no application and is expressly waived.

Section 9.16       Execution of Agreement. This Agreement may be executed in counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more such counterparts have been signed by each of the parties and delivered to the other party. Facsimile or electronic mail transmission of counterpart signatures to this Agreement shall be acceptable and binding.

ARTICLE X
CERTAIN DEFINITIONS

        Section 10.1       Certain Defined Terms

As used in this Agreement, the following terms shall have the following meanings:

“Accountant” has the meaning ascribed to such term in Section 6.7.

“Accrued Liabilities” of any Person means, without duplication, the aggregate amount (including the current portions thereof) of: (i) all obligations of such person for accrued liabilities including, amounts due under contractual obligations, outstanding amounts on revolving credit facilities, payroll tax liabilities, accrued wages and benefits; (ii) all obligations of such Person for borrowed money (including outstanding letters of credit, solely to the extent drawn) and obligations issued or incurred in substitution or exchange for obligations for borrowed money; (iii) any other obligation of such Person evidenced by notes, debentures, bonds or other similar instruments; (iv) all indebtedness for the deferred purchase price of property or services represented by a note or other security; (v) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property); (vi) all interest expense accrued but unpaid on or relating to obligations described in clauses (i) through (v) above; (vii) all obligations under any lease or similar arrangement, which obligations are required to be classified and accounted for as capital leases on a consolidated balance sheet of the Company as of such date; (viii) any fees, prepayment or redemption premiums or penalties, breakage costs, unpaid fees or expenses and other monetary obligations associated with the repayment of such obligations; and (ix) all obligations of the type referred to in clauses (i) through (viii) of any Persons for the payment of which such Person is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, including guarantees of such obligations.

“Action” means any claim, action, cause of action, demand, lawsuit, arbitration, inquiry, audit, notice of violation, proceeding, litigation, citation, summons, subpoena or investigation of any nature, civil, criminal, administrative, regulatory or otherwise, whether at law or in equity.

“Affiliate” means, with respect to a specified Person, any other Person that directly or indirectly Controls, is Controlled by, or is under common Control with, such first Person.

“Agreement” has the meaning ascribed to such term in the preamble.

“Anniversary Date” means each of the First Anniversary Date, Second Anniversary Date, Third Anniversary Date, and Fourth Anniversary Date, as the case may be.

“Anticorruption Law” has the meaning ascribed to such term in Section 2.24(a).

“Authorization” has the meaning ascribed to such term in Section 2.5(b).

“Basket Amount” has the meaning ascribed to such term in Section 7.5(a)(i).

“Benefit Plan” means any “employee benefit plan,” as defined in Section 3(3) of ERISA, and any Compensatory Arrangement, benefit, profit-sharing, stock or unit option, stock or unit purchase, stock or unit ownership, phantom or other equity, pension, retirement, supplemental retirement income, excess benefit, fringe benefit, holiday pay, vacation pay, paid time off, supplemental unemployment insurance, post-retirement medical or life insurance, health, welfare, sick leave, short-term disability, long-term disability, medical, hospitalization, life insurance, other insurance or employee benefit plan, policy, program or practice, whether formal or informal, oral or written, established, maintained or contributed to or required to be maintained or contributed to by the Company under which any current or former employees, directors, managers, Contractors or consultants or beneficiaries or dependents of any such person, are entitled to benefits or under which the Company has any present or future Liability, excluding any plans, agreements and arrangements that are mandated by Law.

“Business” means the business of developing and selling hardware and software digital health products primarily focused within the peri-operative environment, including the current development of the product named “Playbook,” which combines hardware, software, and data analytics to provide digital surgical work instructions and preference cards to help streamline operative care and support better decision making in hospital operating rooms.

“Business Day” means any day other than (i) any Saturday or Sunday, or (ii) any other day on which banks located in Indianapolis, Indiana are required or authorized by Law to be closed for business.

“Cause”means (i) an act or omission by Unger in the performance of Unger’s duties that constitutes deliberate or willful misconduct, or a breach of fiduciary trust for the purpose of gaining a personal profit; (ii) the conviction of or plea of guilty to a felony (or state law equivalent); (iii) the commission or attempted commission of any act of fraud, embezzlement, in the performance of Unger’s duties; (iv) any act of malfeasance, substance abuse, sexual harassment, discrimination, or moral turpitude that results in material reputational or financial harm to the Purchaser; (v) material breach by Unger of any provision of this Agreement or the Unger Employment Agreement; or (vi) willful and continued failure to perform substantially Unger’s duties if such failure continues for a period of thirty (30) calendar days after the Purchaser delivers to Unger a written demand for substantial performance, specifically identifying in such written demand the manner in which Unger has not substantially performed his duties. For purposes of this term, no act or failure to act on the part of Unger shall be considered “willful” unless it is done, or omitted to be done, by Unger in bad faith or without reasonable belief that Unger’s action or omission was in the best interests of the Purchaser.

“Change of Control” means a merger, sale, license, or other transfer of more than fifty percent (50%) of the outstanding voting securities or the assets (or interests therein) of the Purchaser to a third party (which excludes any parent, subsidiary, or affiliate entity of the Purchaser).

“Closing” has the meaning ascribed to such term in Section 1.5.

“Closing Cash Amount” has the meaning ascribed to such term in Section 1.2(a)(i).

“Closing Date” has the meaning ascribed to such term in Section 1.5.

“Closing Purchase Price” has the meaning ascribed to such term in Section 1.2(a)(ii).

“Closing Stock” has the meaning ascribed to such term in Section 1.2(a)(ii).

“CMS” has the meaning ascribed to such term in Section 2.28(c).

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Company” has the meaning ascribed to such term in the recitals.

“Company Owned Intellectual Property” means all Intellectual Property that is owned by, or purported to be owned by, in whole or in part, by the Company, and includes Company Owned Software.

“Company Intellectual Property License” has the meaning ascribed to such term in Section 2.14(c).

“Company Owned Software” means all Company Software that is owned or purported to be owned, in whole or in part, by the Company.

“Company Software” means all Software that (i) is material to the operation of the business of the Company; (ii) is distributed, sold, licensed, marketed or otherwise provided to third parties by the Company; and/or (iii) is used or held for use by the Company in connection with its work for customers or its Products or Services.

“Company Systems” means, collectively, the Software and information technology systems, hardware, devices or equipment of any type owned or used by or for, or otherwise held for use by or for, the Company or any of its Affiliates, including computers, workstations, laptops, servers, appliances, and mobile devices.

“Compensatory Arrangement” means any written or oral employment, directorship, management, consulting, compensation, incentive, bonus, change in control, severance, or termination, or similar agreement between the Company and any current or former employee, director, manager, Contractor or consultant to which any current or former employee, director, manager, Contractor or consultant is entitled to benefits.

“Confidential Information” means any confidential or proprietary information or trade secrets of the Company existing prior to Closing, including personnel information, know-how, data, databases, business plans, advertising and marketing plans or systems, business and sales methods or systems, financial data (including sales and profit figures), customer and client lists, customer, client, dealer, distributor, staffing, vendor and supplier information (including principal contacts, addresses and telephone numbers, purchasing history, payment information and any other information). Notwithstanding the foregoing, Confidential Information does not include information that is or becomes generally available to and known by the public other than as a result of a breach of the confidentiality obligations set forth in this Agreement.

“Continuous Service” means, with respect to Unger, that Unger’s service with the Purchaser, or any of its Affiliates, as an employee continues without being voluntarily interrupted or terminated by Unger without Good Reason (as defined in the Unger Employment Agreement) or terminated by the Purchaser for Cause or as a result of Unger’s death or Disability.

“Contract” means any written or enforceable oral contract, agreement, license, sublicense, lease, sublease, sales order, purchase order, credit agreement, indenture, mortgage, note, bond or warrant (including all amendments, supplements and modifications thereto).

“Contractor” means an individual who meets the common law test of an independent contractor, including as articulated in IRS Rev. Rul. 87-41, 1987-1 C.B. 296, and includes an individual characterized or referred to as a “dependent contractor” under Canadian law or any similar Law of any jurisdiction other than the United States.

“Control” means (including, with correlative meanings, “controlled by,” “controlling” and “under common control with”), with respect to any Person, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities, by Contract or otherwise.

“DINZE” has the meaning ascribed to such term in the preamble.

“DINZE Member” has the meaning ascribed to such term in the preamble.

“Disability” means disability within the meaning of Section 22(e)(3) of the Code.

“Disclosure Schedules” has the meaning ascribed to such term in the introductory paragraph to ARTICLE II.

“Dollars” or “$” means U.S. dollars.

“Draft Allocation” has the meaning ascribed to such term in Section 6.7.

“Encumbrance” means any lien, encumbrance, security interest, pledge, mortgage, easement, deed of trust, hypothecation or restriction on transfer of title or voting, whether imposed by agreement, understanding, Law, equity or otherwise, except for any restrictions on transfer generally arising under any applicable federal or state securities Laws or contained in the Medtech Operating Agreement.

“Environmental Law” means any applicable federal, provincial, municipal or local or foreign statute, code, ordinance, rule, regulation, permit, approval, license, judgment, order, writ, decree, common law, injunction or other authorization in effect on the date hereof or at a previous time, relating to (a) threatened or actual of any of the following: emissions, discharges, releases escapes, injections, spills or dumping releases of Hazardous Substances into the environment, including into ambient air, soil, sediments, land surface or subsurface, buildings or facilities, surface water, groundwater, publicly-owned treatment works or septic systems; (b) the generation, treatment, storage, disposal, use, handling, manufacturing, transportation, shipment or remediation of Hazardous Substances; or (c) otherwise relating to the pollution or protection of the natural environment, health and safety, waste generation management, handling treatment, transportation or disposal, protection of environmentally sensitive areas.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“FDA” has the meaning ascribed to such term in Section 2.27(a).

“Federal Health Care Program” has the meaning ascribed to such term in Section 2.28(b).

“Final Allocation Schedule” has the meaning ascribed to such term in Section 6.7.

“Financial Statements” has the meaning ascribed to such term in Section 2.6(a).

“First Anniversary Date” has the meaning ascribed to such term in Section 1.2(a)(iii).

“FLSA” means the Fair Labor Standards Act of 1938, as amended.

“FMLA” means the Family and Medical Leave Act of 1993, as amended.

“Fourth Anniversary Date” has the meaning ascribed to such term in Section 1.2(a)(vi).

“Fundamental Reps” has the meaning ascribed to such term in Section 7.1.

“Governmental Authority” means any federal, state, provincial, local, municipal, foreign or other government, governmental, regulatory, Taxing or administrative agency, department, court, commission, board, bureau, tribunal or other authority or instrumentality.

“Governmental Order” means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

“Hazardous Substance” means any solid, liquid, gas, odor, radiation or other pollutant, hazardous, dangerous or toxic substance, material, mixture, or waste of any description whatsoever which is prohibited, controlled, restricted or regulated under any Environmental Law or which is otherwise a threat or potential threat to human health, safety or the environment.

“Health Care Laws” has the meaning ascribed to such term in Section 2.28(c).

“HHS” has the meaning ascribed to such term in Section 2.28(c).

“HIPAA” has the meaning ascribed to such term in Section 2.28(e).

“Indemnification Notice” has the meaning ascribed to such term in Section 7.7(a).

“Indemnified Party” has the meaning ascribed to such term in Section 7.7(a).

“Indemnifying Party” has the meaning ascribed to such term in Section 7.7(a).

“Installment Stock” has the meaning ascribed to such term in Section 1.2(c).

“Intended Tax Treatment” has the meaning ascribed to such term in Section 6.6.

“Intellectual Property” means all domestic and foreign intellectual property and proprietary rights, including, without limitation all: (i) trade names, trademarks, service marks, trade dress, and logos, whether registered or not, and all registrations of and applications to register any of the foregoing, including the goodwill symbolized thereby or associated therewith; (ii) inventions, patents, patent applications, utility models, statutory invention registrations, mask works, invention disclosures, and industrial designs, and all reissues, divisional, renewal, extensions, provisionals, continuations and continuations-in-part thereof; (iii) copyrights in original works of authorship and registrations and applications therefor; (iv) internet domain names and registrations therefor; (v) rights in proprietary computer software; (vi) proprietary and confidential know-how and trade secrets and (vii) the right to recover for damages and profits for past and future infringement of any part of the foregoing.

“IRS” means Internal Revenue Service.

“Knowledge” means, (i) when used with respect to the Sellers, the actual knowledge of either of the Sellers or the DINZE Member, or knowledge that such persons would reasonably be expected to discover or otherwise become aware of after Medtech Due and Reasonable Inquiry, and (ii) when used with respect to the Purchaser, the actual knowledge of David Bailey, Fred Hite or Daniel Gerritzen, or knowledge that such persons would reasonably be expected to discover or otherwise become aware of after due and reasonable inquiry, none of whom shall have any personal Liability regarding such knowledge.

“Law” means any law, international treaty, statute, ordinance, official standard, rule, regulation, code, binding case law or principle of common law, enacted or promulgated by any Governmental Authority.

“Liability” or “Liabilities” means debts, commissions, duties, fees, salaries, performance or delivery penalties, warranty liabilities and other liabilities and obligations of any nature (whether pecuniary or not, including obligations to perform or forebear from performing acts or services and whether direct or indirect, known or unknown, fixed or contingent, liquidated or unliquidated, accrued or unaccrued, matured or unmatured, determinable or undeterminable), and fines or penalties.

“Loss” means and includes any and all Liabilities, losses, damages, expenses (including reasonable attorney’s fees), costs, fines, fees, penalties and obligations.

“Material Adverse Effect” means any event, change, occurrence or effect that (i) has had or would reasonably be expected to have a material adverse effect on the Business, assets, liabilities, financial condition or results of operations of the Company, taken as a whole or (ii) would reasonably be expected to prevent, materially delay or materially impede the performance by any Seller of its respective obligations under this Agreement or the consummation of the transactions contemplated hereby, in each case, other than any event, change, occurrence or effect resulting from (A) changes in general economic, financial market, business or geopolitical conditions provided that such changes do not materially and disproportionately affect the Company relative to other entities in the industry, (B) changes in any applicable Laws or applicable accounting regulations or principles or interpretations thereof, provided that such changes do not materially and disproportionately affect the Company relative to other entities in the industry, (C) any outbreak or escalation of hostilities or war or any act of terrorism, (D) the public announcement of this Agreement and the Related Documents and the transactions contemplated hereby and thereby or the identity of the Purchaser, (E) compliance with this Agreement, including any effect on the Company resulting from failure to take any action to which the Sellers sought and the Purchaser refused consent under this Agreement, including the impact thereof on the relationships of the Company with customers, suppliers, distributors, consultants, employees or Contractors or other third parties with whom the Company has any relationship, and (F) any failure by the Company to meet any internal or external projections or forecasts (provided that this clause (F) shall not prevent a determination that the change or event or other facts or occurrences giving rise to or contributing to such failure has resulted in a Material Adverse Effect).

“Material Contract” has the meaning ascribed to such term in Section 2.15(b).

“Medtech Due and Reasonable Inquiry” means that level of inquiry which would be customarily conducted by similarly situated pre-revenue and pre-commercial companies with limited financial resources, and by way of example, excludes such due diligence steps such as obtaining a patent clearance, freedom to operate analysis or an opinion of patentability.

“Medtech Master Services Agreement” means that certain Master Services Agreement, effective as of April 4, 2022, by and between the Company and DINZE, as amended or supplemented through the date hereof, including by one or more Statements of Work relating to Services being performed thereunder.

“Medtech Operating Agreement” has the meaning ascribed to such term in Section 1.6(a)(iv).

“Medtech Partnership Agreement” means that certain Partnership Agreement, dated as of April 20, 2022, by and between the Company and DINZE, as amended through the date hereof.

“Membership Interest Assignment Agreement” means the assignment agreement with respect to the Membership Interest substantially in the form attached hereto as Exhibit B.

“Non-Competition Agreement” has the meaning ascribed to such term in Section 1.6(a)(ix).

“OrthoPediatrics Stock” means the common stock, par value $0.00025 per share, of OrthoPediatrics Corp., the Purchaser under this Agreement.

“Permit” means any permit, license, approval, consent, registration, certification, endorsement or qualification granted by or obtained from any Governmental Authority pursuant to Law.

“Permitted Encumbrances” means (i) statutory liens for current Taxes not yet due or delinquent (or which may be paid without interest or penalties) or the validity or amount of which is being contested in good faith by appropriate Proceedings, (ii) mechanics’, carriers’, workers’, repairers’ and other similar liens arising or incurred in the ordinary course of business relating to obligations as to which there is no default on the part of the Company for a period greater than sixty (60) days, or the validity or amount of which is being contested in good faith by appropriate Proceedings, or pledges, deposits or other liens securing the performance of bids, trade Contracts, leases or statutory obligations (including workers’ compensation, unemployment insurance or other social security legislation), (iii) zoning, entitlement, conservation restriction and other land use and environmental regulations by Governmental Authorities, and (iv) restrictions or obligations contained in the Medtech Operating Agreement.

“Person” means and includes any domestic or foreign individual, partnership, corporation, limited liability company, group, association, joint stock company, trust, estate, joint venture, unincorporated organization or any other form of business or professional entity or Governmental Authority (or any department, agency or political subdivision thereof).

“Personal Data” means has the same meaning as the terms “account information,” “personal identification,” “login information,” “personal data,” “non-public personally identifiable information,” “individually identifiable information,” “personally identifiable information,” “personal information” or similar such terms under applicable Privacy Laws. Without limiting the foregoing, “Personal Data” includes all of the following information that is Processed by or on behalf of the Company or any of its Affiliates: (i) any information regarding an individual that, under any applicable Law, requires that individual to be notified of any situation where there is, or reason to believe there has been a loss, misuse, unauthorized access, or unauthorized acquisition of that information; and (ii) any information that, alone or when combined with other information, describes, relates to, reasonably links to, is reasonably capable of being associated with, or can be used to identify an individual and that is subject to handling or security requirements under any applicable Law relating to the use, privacy and security of any information of or concerning an individual within the United States or any other jurisdiction.

“Pre-Closing Tax Returns” has the meaning ascribed to such term in Section 6.1(a).

“Pre-Closing Tax Period” means (i) any Tax period ending on or before the Closing Date and (ii) in the case of any Straddle Period, the portion of such period up to and including the Closing Date.

“Privacy Agreements” means (i) the privacy policies in effect between the Company or any of its Affiliates, on the one hand, and the customers or users of the products sold by the Company, on the other hand, (ii) Contracts (or portions thereof) between the Company or any of its Affiliates, on the one hand, and service providers, business partners, or any other third parties to which any Personal Data is provided, disclosed or made available by or on behalf of the Company or any of its Affiliates, on the other hand and (iii) rules of self-regulatory, industry or other organizations relating to Personal Data of which any of the Company or any of its Affiliates is a member or with which the Company or any of its Affiliates is required to comply, in the case of each of clauses (i), (ii) and (iii), that are applicable to the Processing of Personal Data by the Company or any of its Affiliates.

“Privacy Laws” means all applicable Laws concerning the privacy or security, integrity, accuracy, protection, Processing, sale, or exchange of data, including, where applicable, Health Insurance Portability and Accountability Act of 1996 (“HIPAA”) and any of its amendments including the Health Information Technology for Economic and Clinical Health Act (“HITECH Act”), the European Union General Data Protection Regulation 2016/679 (“GDPR”), and the California Consumer Privacy Act (CCPA).

“Process” or “Processing” or “Processed” means, with respect to data, the access, use, collection, treatment, processing, storage, hosting, recording, organization, structuring, adaptation, alteration, transfer, retrieval, transmittal, consultation, disclosure, dissemination or otherwise making available, restriction, erasure, destruction, or combination of such data.

“Proceeding” means any claim, action, suit, arbitration or proceeding against any third party or before any Governmental Authority or arbitrator or any audit, examination or investigation commenced, brought or conducted by any Governmental Authority.

“Pro Rata Portion” has the meaning ascribed to such term in Section 1.1.

“Products” means any of the commercial products provided by or contemplated by the Company at any time to any third party, whether or not sold to such third party.

“Purchase Price” has the meaning ascribed to such term in Section 1.2(a).

“Purchaser” has the meaning ascribed to such term in the preamble.

“Purchaser Defensible Matter” has the meaning ascribed to such term in Section 7.7(d).

“Purchaser Financial Statements” has the meaning ascribed to such term in Section 4.5(b).

“Purchaser Fundamental Reps” has the meaning ascribed to such term in Section 7.1.

“Purchaser Indemnified Parties” has the meaning ascribed to such term in Section 7.3.

“Purchaser SEC Documents” has the meaning ascribed to such term in Section 4.5.

“Related Documents” means the Stock Power, the Sellers’ Release, the Membership Interest Assignment Agreement, the Unger Employment Agreement, the Non-Competition Agreement, and each other agreement, instrument, certificate and document delivered as a condition to the Closing or otherwise in connection with the transactions contemplated by this Agreement.

“Related Parties” and “Related Party” have the meanings ascribed to such terms in Section 9.12.

“Representatives” means, with respect to any Person, such Person’s directors, managers, officers, employees, agents and advisors (including accountants, consultants, investment bankers, legal counsel and other experts) and other representatives.

“Required Actions” has the meaning ascribed to such term in Section 2.5(a).

“Restricted Period” has the meaning ascribed to such term in Section 1.3.

“Sanctions” means economic or financial sanctions or trade embargoes or restrictive measures enacted, imposed, administered or enforced from time to time by (i) the U.S. government, including those administered by the Food and Drug Administration, Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, or the U.S. Department of Commerce (ii) the United Nations Security Council; (iii) the European Union or any of its member states; or (iv) Her Majesty’s Treasury.

“SEC” means the United States Securities and Exchange Commission.

“Second Anniversary Date” has the meaning ascribed to such term in Section 1.2(a)(iv).

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Self-Disclosures” has the meaning ascribed to such term in Section 2.28(l).

“Seller Indemnified Parties” has the meaning ascribed to such term in Section 7.2.

“Seller” or “Sellers” has the meaning ascribed to such term in the preamble.

“Sellers’ Release” has the meaning ascribed to such term in Section 1.6(a)(v).

“Services” means any of the commercial services provided by or contemplated by the Company at any time to any third party, whether or not sold to such third party.

“Software” means all computer software, firmware, programs and databases, in any form, including source code, object code, make files, user interfaces, development tools, library functions, compilers, Internet websites, web content and links, all versions, updates, corrections, enhancements, replacements, and modifications thereof, and all documentation related thereto.

“Stock Power” has the meaning ascribed to such term in Section 1.3.

“Straddle Period” means any Tax period that begins before but ends after the Closing Date.

“Survival Period” has the meaning ascribed to such term in Section 7.1.

“Tax” or “Taxes” means, with respect to any Person, all income taxes (including any tax on or based upon net income, gross income, or income as specially defined, or earnings, profits, or selected items of income, earnings or profits) and all gross receipts, value-added (VAT or IVA), sales, use, escheat, unclaimed property, goods and services, harmonized sales, ad valorem, transfer, registration, real or personal property, franchise, license, withholding, payroll, employment, social security, social insurance or windfall profits taxes, alternative or add-in minimum taxes, employment insurance premiums, customs duties, tariffs, excise, or other taxes of any kind whatsoever, together with any interest and any penalties, additions to tax or additional amounts imposed by any Tax Authority on such Person.

“Tax Authority” means any Governmental Authority or any quasi-governmental or private body having jurisdiction over the assessment, determination, collection or imposition of any Tax.

“Tax Return” means any return, report, certificate, election, designation, form or similar statement or document (including any related or supporting information or schedule attached thereto and any information return, amended Tax return, claim for refund or declaration of estimated Tax) required or permitted to be supplied to, or filed with, a Tax Authority in connection with the determination, assessment or collection of any Tax or the administration of any Laws relating to any Tax.

“Third Anniversary Date” has the meaning ascribed to such term in Section 1.2(a)(v).

“Third Party Claim” has the meaning ascribed to such term in Section 7.7(a).

“Third Party Intellectual Property” has the meaning ascribed to such term in Section 2.14(c).

“Third Party Intellectual Property License” has the meaning ascribed to such term in Section 2.14(c).

“Total Allocable Price” has the meaning ascribed to such term in Section 6.7.

“Transaction Expenses” means all unpaid fees, costs, charges, expenses and obligations that are incurred by or on behalf of the Sellers or any of their Affiliates (including, prior to the Closing, the Company) in connection with or relating to the consummation of the transactions contemplated by this Agreement and the Related Documents For the avoidance of doubt, Transaction Expenses shall exclude all fees, costs, charges, expenses and obligations that are incurred (i) by the Purchaser or any of their Affiliates and (ii) by the Company in connection with any action or activity necessary for the Purchaser to satisfy their obligations set forth herein or in any of the Related Documents.

“Transaction Tax Deductions” means any item of loss or deduction resulting from or attributable to (i) transaction bonuses, change-in-control payments, severance payments, retention payments, or similar payments made to employees or other service providers of the Company, (ii) fees, expenses, and interest (including unamortized original issue discount and any other amounts treated as interest for U.S. federal income Tax purposes and any prepayment penalty or breakage fees or accelerated deferred financing fees) incurred by the Company with respect to the payment of any indebtedness, (iii) the amount of investment banking, legal, and accounting fees and expenses paid or payable by the Company, (iv) accelerated vesting of restricted stock held by employees of the Company, and (v) any amount of any deductions for U.S. federal income Tax purposes as a result of the exercise or payment for cancellation of employee or other compensatory options, in each case arising in connection with the transactions contemplated by this Agreement and as determined by the Sellers in good faith.

“Transaction Taxes” has the meaning ascribed to such term in Section 6.2.

“Treasury Regulations” means the Federal income tax regulations, including any temporary or proposed regulations, promulgated under the Code, in effect as of the date hereof.

“Unger” has the meaning ascribed to such term in the preamble.

“Unger Closing Stock” has the meaning ascribed to such term in Section 1.3.

“Unger Employment Agreement” has the meaning ascribed to such term in Section 1.6(a)(viii).

“WARN” means the Worker Adjustment and Retraining Notification Act, as amended, and the rules and regulations promulgated thereunder.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the undersigned have each executed, or caused to be executed by their respective duly authorized representative, this Membership Interest Purchase Agreement as of the date first written above.

PURCHASER:

ORTHOPEDIATRICS CORP.

By:	/s/ David Bailey
David Bailey, Chief Executive Officer

S-1

IN WITNESS WHEREOF, the undersigned have each executed this Membership Interest Purchase Agreement as of the date first written above.

SELLERS:

/s/ Kevin Unger
KEVIN UNGER

DINZE LLC

By:	/s/ Shani Bhavsar
Name: Shani Bhavsar
Title: CEO

DINZE MEMBER:

/s/ Shani Bhavsar
SHANI BHAVSAR

S-2